Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Equinox Gold Corp. (the “Company”)

Suite 1501 – 700 West Pender Street

Vancouver, British Columbia

Canada, V6C 1G8

1.2	Executive Officer

Peter Hardie

Chief Financial Officer

(604) 558 0560

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On July 31, 2026, the Company acquired all of the issued and outstanding common shares (the “Orla Shares”) of Orla Mining Ltd. (“Orla”) (the “Arrangement”) pursuant to an arrangement agreement (the “Arrangement Agreement”) by way of a court-approved plan of arrangement under the Canada Business Corporations Act.

Orla is a Canadian mining company. Orla has three material projects, consisting of two operating mines and one development project, all 100% owned by Orla: (i) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit heap leach mine with potential underground expansion opportunity. The property covers over 139,000 hectares which contains an oxide and a sulphide Mineral Resource; (ii) Musselwhite Mine, in northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years, with a long history of resource growth and conversion; and (iii) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin Trend.

The Arrangement is more fully described in the press releases of the Company dated May 13, 2026 and July 31, 2026 and filed on SEDAR+ at www.sedarplus.ca under the Company’s SEDAR+ profile and on EDGAR at www.sec.gov.

2.2	Date of Acquisition

July 31, 2026.

2.3	Consideration

In accordance with the terms and conditions of the Arrangement Agreement, the Company acquired all the issued and outstanding Orla Shares, in consideration for the issuance by the Company of 1.00 (the “Exchange Ratio”) common share of the Company (each, an “Equinox Gold Share”) and US$0.0001 in cash in exchange for each Orla Share held (the “Consideration”).

Each outstanding deferred share unit and restricted share unit of Orla fully vested and was settled in Orla Shares and exchanged for the Consideration.

All outstanding Orla stock options (each, an “Orla Option”) fully vested and will remain outstanding in accordance with the terms of Orla’s stock option plan. Following the effective time of the Arrangement (the “Effective Time”), upon exercise of an Orla Option, such Orla Option entitles the holder to receive such Equinox Gold Shares, with the number of Equinox Gold Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio.

All outstanding Orla warrants (each, an “Orla Warrant”) became exercisable for the Consideration that the holder would have been entitled to receive under the Arrangement had the holder exercised such Orla Warrant immediately prior to the Effective Time, for the same aggregate consideration payable upon such exercise.

All outstanding Orla bonus shares (the “Orla Bonus Shares”) were adjusted such that the holder thereof will receive, upon settlement of such Orla Bonus Shares, the Consideration which the holder would have been entitled to receive had such Orla Bonus Shares been settled immediately prior to the Effective Time.

2.4	Effect on Financial Position

The effect of the Arrangement on the Company’s financial position is outlined in the pro forma consolidated financial statements attached hereto as Schedule “C”.

In accordance with the Arrangement, Orla and 18105375 Canada Inc., a wholly-owned subsidiary of the Company, will amalgamate to form an amalgamated entity named “Orla Mining Ltd.”.

Other than as described above, the Company does not currently have any plans or proposals for any other material changes in its business affairs or the business affairs of Orla which may have a significant effect on the financial performance or position of the Company, including any proposal to liquidate the business of the Company or Orla, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business of Orla with any other business organization or to make any other material changes to the Company’s or Orla’s business.

2.5	Prior Valuations

No valuation opinions were obtained in the last 12 months by the Company or Orla that were required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Arrangement.

2.6	Parties to Transaction

Prior to the Arrangement, Orla was not an informed person, associate or affiliate of the Company.

2.7	Date of Report

August 4, 2026.

Item 3	Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations are attached as schedules to this Business Acquisition Report:

Schedule A – consolidated annual financial statements of Orla as at and for the years ended December 31, 2025 and 2024, including the auditor’s reports thereon and the notes thereto.

Schedule B – unaudited interim consolidated financial statements of Orla for the three-month period ended March 31, 2026 and 2025.

Schedule C – unaudited pro forma consolidated financial statements of the Company that give effect to the Arrangement, comprising the unaudited pro forma consolidated statement of financial position as at March 31, 2026 and the unaudited pro forma consolidated statements of income (and pro forma earnings per share) for the year ended December 31, 2025 and for the three-month interim period ended March 31, 2026, together with the notes thereto.

SCHEDULE A

Consolidated Annual Financial Statements of Orla Mining Ltd.

as at and for the years ended December 31, 2025 and 2024

Consolidated Financial Statements

Years ended December 31, 2025 and 2024

Presented in United States dollars

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of

Orla Mining Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Orla Mining Ltd. and subsidiaries (the “Company “) as at December 31, 2025, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025, and its financial performance and its cash flows for the year ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Musselwhite Mine — Refer to Notes 12 and 30 (o) to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Musselwhite Mine Ltd. The acquisition was accounted for as a business combination and the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. A significant portion of the purchase price consideration was allocated to the estimated fair value of the mineral properties. Management used a discounted cashflow model to determine the fair value of the mineral properties acquired. This required management to make significant estimates and assumptions related to future gold prices, discount rate, quantities of reserves and expected future production costs and capital expenditures based on the life of mine plans.

While there are several estimates and assumptions that are required to determine the fair value of the mineral properties, the estimates and assumptions with the highest degree of subjectivity are future gold prices and discount rate. Auditing these estimates and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future gold prices and discount rate used to determine the fair value of the mineral properties included the following, among others:

•	Evaluated the effectiveness of the internal controls over key assumptions used by management to determine the fair value of the mineral properties;

•	With the assistance of fair value specialists:

○	Evaluated future gold prices by comparing management forecasts to third party forecasts.

○

Evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates of the discount rate and comparing those to the discount rate selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
March 19, 2026
Vancouver, Canada

We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Orla Mining Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Orla Mining Ltd. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated March 19, 2026, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Musselwhite Mine Ltd., which was acquired on February 28, 2025, and whose financial statements represent on a consolidated basis approximately 30% and 32% of net and total assets, respectively, 69% of revenues, and 185% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Musselwhite Mine Ltd.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
March 19, 2026
Vancouver, Canada

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Orla Mining Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Orla Mining Ltd. [the “Company”] as of December 31, 2024, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the year then ended, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and its financial performance and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We served as the Company’s auditor from 2020 to 2025.

Vancouver, Canada
March 18, 2025

ORLA MINING LTD.

Consolidated Balance Sheets

(thousands of United States dollars)

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	$420,776	$160,849
Trade and other receivables	9,906	229
Derivative assets (note 13)	32,000	2,518
Value added taxes recoverable (note 9)	16,684	8,482
Inventory (note 8)	85,718	29,212
Prepaid expenses	6,036	3,329

	571,120	204,619
Long term inventory (note 8)	—	6,924
Derivative assets (note 13)	—	869
Property, plant and equipment (note 11)	1,320,739	202,585
Exploration and evaluation properties (note 10)	181,948	181,993
Other non-current assets	4,526	1,359

TOTAL ASSETS	$2,078,333	$598,349

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 14)	$111,924	$22,594
Derivative liabilities (note 13)	181,877	—
Current portion of long term debt (note 15)	20,000	—
Deferred revenue (note 16)	125,354	—
Income taxes payable	90,686	28,971

	529,841	51,565
Derivative liabilities (note 13)	18,260	249
Long term debt (note 15)	335,735	—
Lease obligations (note 17)	6,347	1,346
Deferred revenue (note 16)	175,647	8,665
Site closure provisions (note 18)	106,848	9,761
Other long term liabilities	4,614	1,746
Deferred taxes (note 28)	244,887	17,572

TOTAL LIABILITIES	1,422,179	90,904

SHAREHOLDERS’ EQUITY
Share capital (note 19)	544,398	494,833
Reserves	22,590	25,182
Accumulated other comprehensive loss	(3,840)	(3,783)
Retained earnings (deficit)	93,006	(8,787)

TOTAL SHAREHOLDERS’ EQUITY	656,154	507,445

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,078,333	$598,349

/s/ Jason Simpson	/s/ Elizabeth McGregor

Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Income and Comprehensive Income

(thousands of United States dollars, except per-share amounts)

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

REVENUE (note 3)	$1,057,881	$343,918

COST OF SALES
Operating costs (note 4(a))	(319,171)	(77,059)
Depletion and depreciation	(145,693)	(40,683)
Royalties (note 4(b))	(30,730)	(8,536)
	(495,594)	(126,278)

EARNINGS FROM MINING OPERATIONS	562,287	217,640

EXPLORATION AND EVALUATION (note 5)	(43,343)	(34,595)
GENERAL AND ADMINISTRATIVE EXPENSES (note 6)	(46,089)	(16,899)

OTHER
Interest income	8,322	10,845
Depreciation	(542)	(407)
Share based payments (note 21)	(9,476)	(4,815)
Interest and accretion expense (note 7)	(55,483)	(6,891)
Fair value gain (loss) on financial instruments (note 13)	(145,735)	3,138
Foreign exchange gain (loss)	(8,537)	8,251
Other gains (losses)	(357)	(5)

	(211,808)	10,116

INCOME BEFORE TAXES	261,047	176,262

Income taxes (note 28)	(154,152)	(87,281)

INCOME FOR THE YEAR	$106,895	$88,981

Items that may in future be reclassified to profit or loss:
Foreign currency translation	(57)	(3,344)
Loss arising on cash flow hedges	(889)	—

TOTAL COMPREHENSIVE INCOME	$105,949	$85,637

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 20)
Basic (millions)	328.9	318.7
Diluted (millions)	351.9	333.9

EARNINGS PER SHARE (note 20)
Basic	$0.33	$0.28
Diluted	$0.30	$0.27

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(thousands of United States dollars)

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Income for the year	$106,895	$88,981
Adjustments for items not affecting cash:
Depreciation and depletion	146,235	41,090
Share based payments expense (note 21)	9,476	4,815
Fair value loss on financial instruments (note 13)	145,735	(3,138)
Gold deliveries under the gold prepay (note 16)	(117,013)	—
Unrealized foreign exchange loss (gain)	5,318	(6,701)
Other	886	433
Adjustments for:
Advance received for gold sales (note 16)	384,402	—
Interest and accretion expense (note 7)	55,483	6,891
Income tax related items (note 23(b))	44,974	44,584
Interest income not related to operating activities	—	(4,136)

Cash provided by operating activities before changes in non-cash working capital	782,391	172,819
Changes in non-cash working capital (note 23(c))	20,878	1,800

Cash provided by operating activities	803,269	174,619

INVESTING ACTIVITIES
Acquisition of Musselwhite Mine Ltd (note 12)	(794,130)	—
Acquisition of Contact Gold Corp., net of cash acquired	—	(2,666)
Purchases of plant and equipment	(35,072)	(16,110)
Expenditures on mineral properties	(82,409)	(13,318)
Stripping costs deferred	(5,025)	—
Proceeds on disposal of property, plant and equipment	492	—
Value added taxes and interest received	—	8,368
Deposits and other payments on long term assets	(3,822)	1,788

Cash used in investing activities	(919,966)	(21,938)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	41,490	9,025
Proceeds from Credit Facility (note 15), net of transaction cost	248,814	—
Repayments of Credit Facility (note 15)	(65,000)	(88,350)
Convertible notes issued (note 15)	200,000	—
Settlement of gold forward contracts (notes 13(e) and 16)	(23,587)	—
Interest paid	(22,549)	(5,886)
Lease payments	(2,488)	(1,351)

Cash provided by (used in) financing activities	376,680	(86,562)

Effects of exchange rate changes on cash	(56)	(1,902)

Net increase in cash	259,927	64,217
Cash, beginning of year	160,849	96,632

CASH, END OF YEAR	$420,776	$160,849

Supplemental cash flow information (note 23)

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(thousands of United States dollars)

	Common shares		Reserves

	Number of shares (thousands)	Amount	Share based payments reserve	Hedge reserve	Warrants reserve	Equity component of convertible notes issued	Total	AOCI[1]	Retained earnings (deficit)	Total

Balance at January 1, 2024	315,074	$474,361	$10,620	$—	$13,767	$—	$24,387	$(439)	$(97,768)	$400,541
Shares issued pursuant to acquisition	2,221	8,937	—	—	—	—	—	—	—	8,937
Share issuance costs	—	(71)	—	—	—	—	—	—	—	(71)
Warrants exercised (note 19)	2,713	6,646	—	—	(716)	—	(716)	—	—	5,930
Options exercised (note 21)	1,508	4,253	(1,158)	—	—	—	(1,158)	—	—	3,095
RSUs issued upon vesting (note 21)	162	707	(707)	—	—	—	(707)	—	—	—
Share based payments (note 21)	—	—	3,376	—	—	—	3,376	—	—	3,376
Income for the year	—	—	—	—	—	—	—	—	88,981	88,981
Other comprehensive loss	—	—	—	—	—	—	—	(3,344)	—	(3,344)

Balance at December 31, 2024	321,678	$494,833	$12,131	$—	$13,051	$—	$25,182	$(3,783)	$(8,787)	$507,445

Balance at January 1, 2025	321,678	$494,833	$12,131	$—	$13,051	$—	$25,182	$(3,783)	$(8,787)	$507,445
Equity conversion option (note 15(b))	—	—	—	—	—	1,000	1,000	—	—	1,000
Hedging loss transferred to inventory	—	—	—	762	—	—	762	—	—	762
Warrants exercised (note 19)	16,147	39,557	—	—	(4,179)	—	(4,179)	—	—	35,378
Options exercised (note 21)	1,946	8,792	(2,680)	—	—	—	(2,680)	—	—	6,112
RSUs issued upon vesting (note 21)	214	821	(821)	—	—	—	(821)	—	—	—
DSUs issued upon vesting (note 21)	152	395	(395)	—	—	—	(395)	—	—	—
Share based payments (note 21)	—	—	4,610	—	—	—	4,610	—	—	4,610
Income for the year	—	—	—	—	—	—	—	—	106,895	106,895
Dividends declared	—	—	—	—	—	—	—	—	(5,102)	(5,102)
Other comprehensive loss	—	—	—	(889)	—	—	(889)	(57)	—	(946)

Balance at December 31, 2025	340,137	$544,398	$12,845	$(127)	$8,872	$1,000	$22,590	$(3,840)	$93,006	$656,154

1 Accumulated other comprehensive income

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 2020, 666 Burrard Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Carlin Complex in Nevada, USA, and the Cerro Quema gold project in Panama. On February 28, 2025, the Company acquired the Musselwhite Mine in Ontario, Canada (note 12).

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these consolidated financial statements of the Company in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the material accounting policies herein (note 30). These consolidated financial statements are presented in United States dollars.

On March 19, 2026, the Board of Directors approved these consolidated financial statements for issuance.

(b)	Material accounting policies and significant accounting judgements and estimates

Our material accounting policies information is provided in note 30. The significant accounting judgements we applied and the significant accounting estimates we used are outlined in note 32.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group. We have eliminated all intercompany transactions, balances, revenues, and expenses upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Orla Mining Ltd. is the ultimate parent entity of the group. At December 31, 2025 and 2024, the main operating subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Principal activity	Ownership at December 31		Location
		2025	2024
Musselwhite Mine Ltd.	Production	100%	—	Canada
Minera Camino Rojo SA de CV	Production	100%	100%	Mexico
Gold Standard Ventures (US) Inc.	Exploration	100%	100%	USA
Minera Cerro Quema SA	Exploration	100%	100%	Panama

3.	REVENUE

	Year ended December 31, 2025	Year ended December 31, 2024

Gold	$1,035,024	$330,929
Silver	22,857	12,989

Revenue	$1,057,881	$343,918

Customer A	$428,128	$139,981
Customer B	399,537	156,147
Others	230,216	47,790

Revenue	$1,057,881	$343,918

During the year ended December 31, 2025, two customers each contributed more than 10% of total revenues for a combined total of approximately 78% of revenues (2024 – two customers each contributed more than 10% of total revenues for a combined total of approximately 86% of revenues). The Company is not economically dependent on any specific customers for the sale of its product because gold can be sold through numerous gold traders worldwide.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

4.	COST OF SALES

(a)	Operating costs

	Year ended December 31, 2025	Year ended December 31, 2024
Mining and processing costs	$307,583	$75,666
Refining and transportation costs	11,588	1,393

	$319 ,171	$77,059

(b)	Royalties

	Year ended December 31, 2025	Year ended December 31, 2024
Camino Rojo Oxide NSR royalty	$6,961	$6,816
Mexican Extraordinary Mining Duty	3,529	1,720
Musselwhite Mine royalty	20,240	—

	$30,730	$8,536

5.	EXPLORATION AND EVALUATION EXPENSES

	Year ended December 31, 2025	Year ended December 31, 2024
Camino Rojo	$7,413	$8,071
Musselwhite Mine	4,646	—
South Railroad	25,489	20,875
Cerro Quema	5,320	5,245
Other	475	404

	$43,343	$34,595

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31, 2025	Year ended December 31, 2024
Office and administrative	$5,191	$3,846
Professional fees	29,770	4,567
Regulatory and transfer agent	719	525
Salaries and benefits	10,409	7,961

	$46,089	$16,899

7.	INTEREST AND ACCRETION EXPENSE

	Year ended December 31, 2025	Year ended December 31, 2024
Interest expense
Amended Credit Facility (note 15)	$13,767	$4,840
Convertible notes (note 15)	7,545	—
Interest expense on lease liabilities (note 17)	529	160
Other	708	898

Interest expense	22,549	5,898

Accretion expense
Accretion of site closure provisions (note 18)	3,066	504
Deferred revenue (note 16)	24,947	489
Convertible notes (note 15)	4,591	—
Credit Facility inception costs (note 15)	330	—

Accretion expense	32,934	993

Interest and accretion expense	$55,483	$6,891

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	INVENTORY

	December 31, 2025	December 31, 2024
Current
Stockpiled ore	$6,422	$1,063
In-process inventory	38,687	15,014
Finished goods inventory	11,289	8,520
Materials and supplies	29,320	4,615

Inventory – current	$85,718	$29,212

Long term
Stockpiled ore	$—	$6,924

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months. Included within inventory at December 31, 2025 is $17.3 million of depreciation and depletion (December 31, 2024 — $8.8 million).

During the year ended December 31, 2025, inventories recognized as an expense totaled $454.1 million (2024 — $116.3 million) and are included within cost of sales.

9.	VALUE ADDED TAXES RECOVERABLE

	December 31 2025	December 31 2024
Canada	$7,991	$153
Mexico	8,693	8,329

	$16,684	$8,482

10.	EXPLORATION AND EVALUATION PROPERTIES

	South Railroad	Cerro Quema	Total
At January 1, 2024	$160,000	$10,000	$170,000
Acquisition of Contact Gold Corp.	12,203	—	12,203
Farm out proceeds	(210)	—	(210)

At December 31, 2024	171,993	10,000	181,993
Farm out proceeds	(45)	—	(45)

At December 31, 2025	$171,948	$10,000	$181,948

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

11.	PROPERTY, PLANT AND EQUIPMENT

	Producing mineral property	Deferred stripping	Buildings	Machinery and equipment	Other assets	Other right of use assets	CIP [2]	Total

Cost
At January 1, 2024	$127,899	$—	$71,222	$54,052	$3,450	$4,549	$4,881	$266,053
Additions	13,318	—	11	220	20	1,590	15,859	31,018
Transfers	—	—	12,244	2,924	231	—	(15,399)	—
Change in site closure provision (note 18)	1,244	—	—	—	—	—	—	1,244
Derecognition	—	—	—	—	—	(586)	—	(586)
Due to changes in exchange rates	—	—	—	—	(21)	(78)	—	(99)
Disposals	—	—	—	(253)	(145)	(2,240)	—	(2,638)

At December 31, 2024	$142,461	$—	$83,477	$56,943	$3,535	$3,235	$5,341	$294,992
Additions	82,409	5,025	1,845	13,583	6,896	10,782	12,748	133,288
Transfers	1,306	—	1,224	2,202	216	—	(4,948)	—
Acquisition of Musselwhite Mine (note 12)	883,296	—	50,691	155,483	4,506	—	3,466	1,097,442
Change in site closure provision (note 18)	43,838	—	—	—	—	—	—	43,838
Due to changes in exchange rates	—	—	—	—	(1)	(3)	—	(4)
Disposals	—	—	(571)	(2,514)	(137)	(517)	—	(3,739)

At December 31, 2025	$1,153,310	$5,025	$136,666	$225,697	$15,015	$13,497	$16,607	$1,565,817

Accumulated depreciation
At January 1, 2024	$23,485	$—	$15,896	$11,675	$1,268	$2,010	$—	$54,334
Disposals	—	—	—	(253)	(145)	(2,240)	—	(2,638)
Depletion and depreciation	20,338	—	10,699	7,717	663	1,294	—	40,711

At December 31, 2024	43,823	—	26,595	19,139	1,786	1,064	—	92,407
Disposals	—	—	(79)	(2,183)	(74)	(309)	—	(2,645)
Depletion and depreciation	114,636	205	14,577	22,316	1,666	1,916	—	155,316

At December 31, 2025	$158,459	$205	$41,093	$39,272	$3,378	$2,671	$—	$245,078

Net book value
At December 31, 2024	$98,638	$—	$56,882	$37,804	$1,749	$2,171	$5,341	$202,585

At December 31, 2025	$994,851	$4,820	$95,573	$186,425	$11,637	$10,826	$16,607	$1,320,739

2 CIP = Construction in progress

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	ACQUISITION OF MUSSELWHITE MINE

On February 28, 2025, the Company acquired all the outstanding shares of a wholly-owned subsidiary (“Musselwhite Mine Ltd.”) of Newmont Corporation that owned a 100% interest in the Musselwhite Mine in northern Ontario (the “Transaction”). We accounted this acquisition as a business combination under IFRS 3 «Business Combinations».

Consideration for the purchase consisted of an upfront payment of $810 million (subject to customary adjustments for working capital and timing of closing) and up to $40 million in contingent consideration. The upfront payment was financed through the following sources:

•

$250 million from a syndicate of lenders comprised of the Bank of Nova Scotia, the Bank of Montreal, the Canadian Imperial Bank of Commerce and ING Capital LLC, (consisting of $150 million from the Amended Revolving Facility and $100 million from the Term Facility) (note 15(a)),

•	$360 million gold prepayment (the “Gold Prepayment”) from a syndicate of lenders (note 16(a)), and
•	$200 million in senior unsecured convertible notes (the “Convertible Notes”) (note 15(b)).

The contingent consideration consists of:

•	$20 million to be paid if the average spot price of gold exceeds $2,900/oz for the one-year period ending February 28, 2026, and
•	$20 million to be paid if the average spot price of gold exceeds $3,000/oz for the one-year period ending February 28, 2027.

The purchase consideration was calculated as follows:

	Preliminary	Provisional Adjustments	Final
Upfront cash payments made by the Company	$798,504	$(4,374)	$794,130
Fair value of contingent consideration (note 13(c))	17,000	—	17,000

Total purchase consideration	$815,504	$(4,374)	$811,130

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed based on management’s estimates of fair value:

	Preliminary	Provisional Adjustments	Final
Trade and other receivables	$4,271	$365	$4,636
Value added taxes recoverable	1,381	(1,366)	15
Inventory	38,847	—	38,847
Prepaid expenses	142	(58)	84
Property, plant and equipment	1,105,342	(7,900)	1,097,442
Trade payables and accrued liabilities	(45,118)	2,838	(42,280)
Site closure provision	(52,377)	2,668	(49,709)
Deferred tax liabilities	(236,984)	(921)	(237,905)

Total assets acquired and liabilities assumed, net	$815,504	$(4,374)	$811,130

The Company incurred acquisition-related costs of $12.0 million during the year ended December 31, 2025, which we have included in general and administrative expenses on the consolidated statements of income and comprehensive income.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	DERIVATIVE CONTRACTS

	Gold forward contracts	Currency contracts	Redemption right asset	Contingent consideration liability	Warrants liability	Total

	note 13(e)	note 13(a)	note 13(b)	note 13(c)	note 13(d)
At December 31, 2023	$—	$—	$—	$—	$—	$—
Change in fair value during the year	3,138	—	—	—	—	3,138

At December 31, 2024	3,138	—	—	—	—	3,138
Recognized at February 28, 2025 (notes 12 and 15(b))	—	—	18,000	(17,000)	(50,000)	(49,000)
Change in fair value during the year	(26,725)	—	14,000	(21,010)	(112,000)	(145,735)
Settled during the year	23,587	—	—	—	—	23,587
Changes in fair value of hedging instruments	—	(889)	—	—	—	(889)
Hedging gains and losses transferred to inventory	—	762	—	—	—	762

At December 31, 2025	$—	$(127)	$32,000	$(38,010)	$(162,000)	$(168,137)

Presented as:
Current assets	$—	$—	$32,000	$—	$—	$32,000
Current liabilities	—	(127)	—	(19,750)	(162,000)	(181,877)
Long term liabilities	—	—	—	(18,260)	—	(18,260)

At December 31, 2025	$—	$(127)	$32,000	$(38,010)	$(162,000)	$(168,137)

(a)	Currency forward contracts

The Musselwhite Mine incurs a significant portion of its operating and capital expenditures in Canadian dollars (C$) while its functional and the Company’s presentation currency are United States dollars ($). To mitigate variability in the US dollar equivalent of these forecast C$-denominated expenditures, the Company entered into a series of forward exchange contracts that have been designated as cash flow hedges of a portion of highly probable forecast C$ expenditures.

The hedging relationships cover a layer of forecast C$ cash outflows expected to occur between July 2025 and November 2026. The hedging strategy is intended to reduce the variability in future U.S. dollar cash outflows arising from movements in the CAD/USD exchange rate.

Each contract matures monthly. During the year ended December 31, 2025, we entered into seventeen (17) contracts at various forward rates. Six (6) contracts matured and were settled prior to the reporting period, while eleven (11) contracts remain outstanding with settlement dates occurring monthly from January 2026 through November 2026. The total notional amount outstanding at December 31, 2025, was C$132 million ($97.0 million), with a weighted-average forward rate of C$1.3614 per $1.00.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We recognized the changes in fair value attributable to the effective portion of the hedging relationships since designation, totaling approximately $0.9 million, in other comprehensive income (OCI) within the hedge reserve. We reclassified $0.8 million from OCI to inventory during the year as the related hedged purchases occurred when the first six contracts settled.

The Company assesses hedge effectiveness by evaluating the economic relationship between the forward contracts and the forecast C$ expenditures, with potential sources of ineffectiveness primarily arising from differences in timing between forecast expenditures and contract settlement dates. Other potential sources of hedge ineffectiveness include changes in the credit risk of the derivative counterparties or the Company, and the impact of foreign currency basis spreads inherent in the forward contracts. No significant hedge ineffectiveness was recognized in profit or loss during the year, and management expects the remaining hedged forecast transactions to continue to be highly probable.

(b)	Redemption Right

As part of the issuance of the Convertible Notes on February 28, 2025 (note 15(b)), the Company retained a contractual redemption right, under which it may prepay the Convertible Notes at its discretion after the 18-month anniversary of issuance, provided that the 20-day volume-weighted average price (“VWAP”) of the Company’s common shares is at least 130% of the conversion price in effect at the time of redemption.

This embedded redemption feature is considered a derivative instrument that is not closely related to the host debt contract and is accounted for separately under IFRS 9 «Financial Instruments». Accordingly, the redemption right is recognized as a derivative financial asset and measured at fair value through profit or loss.

The fair value of the redemption right considers factors such as the prevailing market price of the Company’s shares, share price volatility, time to maturity, credit risk, and the likelihood of meeting the VWAP redemption condition.

(c)	Contingent consideration

The consideration for the purchase of Musselwhite Mine Ltd. includes contingent consideration comprising (i) a payment of $20 million if the average spot price of gold exceeds $2,900 per ounce during the one-year period ending February 28, 2026, and (ii) an additional $20 million if the average spot price of gold exceeds $3,000 per ounce during the one-year period ending February 28, 2027. Accordingly, the maximum payment possible under this contingent consideration is $40 million. Subsequent to the reporting period, the first $20 million payment was made.

In accordance with IFRS 3 «Business Combinations», contingent consideration is recognized at its acquisition date fair value. Subsequent changes in the fair value of contingent consideration that are within the scope of IFRS 9 «Financial Instruments» and do not relate to information existing at the acquisition date are recognized in profit or loss.

We estimated the fair value of the contingent consideration using a Monte Carlo simulation model, which simulates future gold prices under the assumption that gold prices follow a Geometric Brownian Motion in a risk-neutral framework.

(d)	Warrants

Pursuant to the issuance of the convertible notes (note 15), the Company issued 23,392,397 common share purchase warrants on February 28, 2025. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of C$11.50 per common share. The warrants will expire on February 28, 2030.

Under IAS 32 «Financial Instruments: Presentation», the warrants do not meet the criteria for classification as equity because they are denominated in a currency other than the Company’s functional currency. As a result, we account for

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

these warrants as derivative financial liabilities in accordance with IFRS 9 «Financial Instruments» and measure them at fair value through profit or loss at each reporting date. We present the warrant liability as a current liability on our balance sheet.

	Number	Fair value
At January 1, 2025	—	$—
Issued	23,392,397	50,000
Change in fair values during the year	—	112,000

At December 31, 2025	23,392,397	$162,000

The fair value of the warrant liability was estimated using the binomial tree method, using the following key assumptions:

	December 31, 2025	February 28, 2025
Volume weighted average price	C$ 18.50	C$ 10.13
Exercise price	C$ 11.50	C$ 11.50
Implied volatility	45.0%	37.3%
Risk-free interest rate	2.9%	4.0%
Term to maturity (years)	4.2	5.0

(e)	Gold forward contracts

During November 2024, the Company entered into a series of gold forward contracts with multiple counterparties, intended to manage the risk of fluctuating gold prices between the date of the announcement of, and date of the closing of, the acquisition of the Musselwhite Mine (note 12). These contracts had a weighted average price per ounce of $2,834 to sell a total of 144,887 ounces between March 2025 and February 2028. We measured these contracts using a discounted cash flow model, incorporating gold forward prices from accepted market resources and discounting based on the 1-Month Term Secured Overnight Financing Rate (“SOFR”), adjusted for credit risk. These derivatives were not designated as hedges.

These contracts were closed out immediately prior to entering into the gold prepay arrangements (note 16(a)).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

14.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Trade payables and accrued trade liabilities	$54,424	$11,339
Royalties payable	26,936	3,415
Payroll related	19,527	5,547
Current portion of lease obligations (note 17)	4,173	833
Dividends payable (note 19(c))	5,102	—
Other	1,762	1,460

	$111,924	$22,594

15.	LONG TERM DEBT

	Revolving facility	Term facility	Convertible notes	Total
	note 15(a)	note 15(a)	note 15(b)
At January 1, 2024	$88,350	$—	$—	$88,350
Principal repayments during the year	(88,350)	—	—	(88,350)

At December 31, 2024	—	—	—	—
Advances	150,000	100,000	—	250,000
Proceeds for liability component of convertible notes issued	—	—	167,000	167,000
Loan repayments	(60,000)	(5,000)	—	(65,000)
Transaction costs paid	(1,186)	—	—	(1,186)
Accretion expense	330	—	4,591	4,921
Interest expense	7,534	6,233	7,545	21,312
Interest paid	(7,534)	(6,233)	(7,545)	(21,312)

At December 31, 2025	$89,144	$95,000	$171,591	$355,735

Current	$—	$20,000	$—	$20,000
Non-current	89,144	75,000	171,591	335,735

	$89,144	$95,000	$171,591	$355,735

(a)	Amended Credit Facility

Background

In April 2022, the Company entered into a credit facility (the “Credit Facility”) consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders. In August 2023, the term facility was extinguished in its

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “Revolving Facility”).

In February 2025, the Revolving Facility was further amended in connection with the acquisition of the Musselwhite Mine. The amended credit facility (the “Amended Credit Facility”) now consists of a $150 million revolving facility (the “Amended Revolving Facility”) and a $100 million term facility (the “Term Facility”) through a syndicate of lenders.

Business terms of the Term Facility

The Term Facility has a three-year term with quarterly principal repayments of $5 million commencing on December 31, 2025, with the balance repaid at maturity.

Business terms of the Amended Revolving Facility

The Amended Revolving Facility, as well as the interest rates, covenants and other terms of the Amended Credit Facility, are substantially consistent with the Revolving Facility and are discussed below.

The Amended Revolving Facility matures on August 27, 2027.

The applicable interest rate for the Amended Revolving Facility was based on the term SOFR plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. During the year ended December 31, 2025, the interest rate paid on the Revolving Facility ranged from 7.0% to 7.4% per annum (2024 – 7.5% to 8.0%).

A standby fee is payable on the undrawn portion of the Amended Revolving Facility. The standby fee is charged at 0.56% to 0.84% depending on the leverage ratio.

At December 31, 2025, the undrawn amount was $60 million. Subsequent to the reporting period, the Company repaid a further $30 million of principal.

The Amended Revolving Facility is secured by the Company’s present and future assets, property and all proceeds thereof, other than present and future assets owned by Minera Cerro Quema which are excluded from the collateral.

Covenants

The Amended Credit Facility includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants, and the following financial covenants all as defined in the related agreements:

•	maintaining a leverage ratio at less than or equal to 3.5,
•	an interest service coverage ratio at greater than or equal to 4.0,
•	a tangible net worth greater than or equal to $278.6 million, and
•	minimum liquidity in an amount greater than or equal to $15.0 million.

As at December 31, 2025, the Company was in compliance with all these covenants.

(b)	Convertible notes

Background

On February 28, 2025, the Company issued $200 million of unsecured senior convertible notes on a private placement basis.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Business terms

The convertible notes mature on March 1, 2030, and bear interest at 4.5% per annum, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2025. The convertible notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a conversion price of C$7.90 per share subject to certain anti-dilution adjustments.

After August 28, 2026, the Company may redeem the convertible notes at par together with accrued interest, provided that the 20-day volume weighted average price of the Company’s common shares is not less than 130% of the conversion price.

In the event of a change of control, the holders have the right to require the Company to purchase its outstanding convertible notes at a cash purchase price equal to the lesser of (a) all remaining interest payable from the date of redemption up to and including the maturity date plus 100% of the principal amount, and (b) all accrued and unpaid interest on the principal amount up to and including the redemption date plus 104.5% of the principal amount.

Accounting treatment

The convertible notes are compound financial instruments comprising four components, each recognized and classified separately upon initial recognition.

Component	Initial recognition amount
Warrants	$50,000
Host liability	167,000
Company’s redemption right	(18,000)
Holders’ conversion right	1,000

$200,000

Upon initial recognition, the warrants were recognized at estimated fair value and classified as a financial liability at fair value through profit or loss. At each subsequent reporting period, they are measured at fair value, with changes in fair value being recognized in profit or loss.

Upon initial recognition, the host liability was recognized at the fair value of the host debt, calculated as the present value of contractual principal and interest payments over the term of the notes using a discount rate of 8.5%, and is classified as a financial liability at amortized cost.

Upon initial recognition, the Company’s redemption right was recognized at estimated fair value and classified as a financial asset at fair value through profit or loss. At each subsequent reporting period, this right is measured at fair value, with changes in fair value being recognized in profit or loss.

Upon initial recognition, the holders’ conversion right was recognized at the residual amount after allocating fair value to the other components and is classified as equity.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	DEFERRED REVENUE

	Gold prepay arrangements	Silver stream arrangement	Total
At December 31, 2023	$—	$8,176	$8,176
Accretion expense	—	489	489

At December 31, 2024	—	8,665	8,665
Prepayments received	384,402	—	384,402
Gold delivered	(117,013)	—	(117,013)
Accretion expense	24,460	487	24,947

At December 31, 2025	$291,849	$9,152	$301,001

Current	$125,354	$—	$125,354
Non-current	166,495	9,152	175,647

	$291,849	$9,152	$301,001

(a)	Gold prepay arrangements

Background

On February 26, 2025, the Company entered into gold prepay agreements with a syndicate of lenders.

Business terms

Pursuant to these gold prepay arrangements, the Company received an upfront cash payment of $384.4 million and agreed to deliver approximately 4,025 ounces of gold per month from March 2025 through February 2028 for a total of 144,887 ounces. Gold deliveries are settled using production from the Company’s operating mines. Of the upfront proceeds, $23.6 million was used immediately to close out all of the Company’s then-existing gold forward contracts (note 13(e)).

Accounting treatment

The gold prepay arrangements are accounted for as contracts with customers in accordance with IFRS 15 «Revenue from Contracts with Customers», because these contracts will be fulfilled by the Company, over time, by delivering its own production to the counterparties as per the gold prepay arrangement.

The carrying amount of the deferred revenue will be accreted to the estimated transaction price using an average effective interest rate of 8.4%. The estimated transaction price is determined based on the gold forward prices from accepted market resources. As gold is delivered to the lenders each month, revenue is credited to profit or loss, and the offsetting amount is charged to deferred revenue.

We continuously evaluate whether the Company will deliver from its own production. Should the Company cash settle these contracts in the future, the accounting for these arrangements will change.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Deliveries during the year

	2025	2024
Ounces delivered into the prepay agreements	40,246	—
Revenue recognized	$117,013	$—

As at December 31, 2025, there were a total of 104,641 ounces remaining to be delivered to the syndicate.

(b)	Silver stream arrangement

Background and business terms

As part of the Gold Standard Ventures Corp acquisition in 2022, the Company assumed the obligation under a silver streaming agreement (the “Silver Stream”), whereby the Company is committed to deliver 100% of the silver produced from the potential South Railroad mine over the life of the mine. In exchange, the investor is required to pay an ongoing cash purchase price equal to 15% of the prevailing market price of silver at the time of each delivery.

Accounting treatment

The streaming arrangement is accounted for as a contract with a customer in accordance with IFRS 15 «Revenue from Contracts with Customers». The carrying amount of the deferred revenue is being accreted to the estimated transaction price using an effective interest rate of 6.5%.

17.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles, and buildings. Leases of mining equipment have lease terms of three years, while vehicles and buildings generally have lease terms between three and ten years.

(a)	Lease obligations

	December 31, 2025	December 31, 2024
Beginning of year	$2,179	$2,908
Acquisition of Contact Gold Corp.	—	27
Additions	10,780	1,590
Interest expense (note 7)	529	160
Lease payments	(3,018)	(1,511)
Derecognition	(64)	(586)
Due to changes in exchange rates	114	(409)

End of year	$10,520	$2,179

Current	$4,173	$833
Non-current	6,347	1,346

	$10,520	$2,179

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Lease expenses recognized

	Year ended December 31, 2025	Year ended December 31, 2024
Interest on lease liabilities	$529	$160
Variable lease payments not included in the measurement of lease liabilities	21,514	18,396
Expenses relating to short-term leases	3,253	952
Expenses relating to leases of low-value assets, excluding short-term leases	49	64

	$25,345	$19,572

18.	SITE CLOSURE PROVISIONS

	Musselwhite Mine	Camino Rojo	Nevada projects	Cerro Quema Project	Total
At January 1, 2024	$—	$4,826	$2,098	$500	$7,424
Acquisition of Contact Gold Corp.	—	—	156	—	156
Changes in cost estimates	—	1,244	433	—	1,677
Accretion during the year (note 7)	—	483	21	—	504

At December 31, 2024	—	6,553	2,708	500	9,761
Acquisition of Musselwhite Mine (note 12)	49,709	—	—	—	49,709
Required remeasurement under IAS 37	46,462	—	—	—	46,462
Changes in cost estimates	(3,197)	573	474	—	(2,150)
Accretion during the year (note 7)	2,416	534	116	—	3,066

At December 31, 2025	$95,390	$7,660	$3,298	$500	$106,848

As at December 31, 2025, the site closure provisions for the Musselwhite Mine were measured using a long-term risk-free discount rate of 3.6% in accordance with IAS 37 «Provisions, Contingent Liabilities, and Contingent Assets».

We initially recognized the obligation at fair value on the acquisition date using a market-based discount rate, as required by IFRS 3 «Business Combinations». The subsequent remeasurement under IAS 37 «Provisions, Contingent Liabilities, and Contingent Assets» resulted in a $46.5 million increase in the provision, solely attributable to the change in discount rate methodology between the two accounting standards. There were no changes to the underlying estimated reclamation and closure costs.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

		Estimated settlement dates	Undiscounted risk-adjusted cash flows	Inflation rate	Discount rate
December 31, 2025	Musselwhite Mine	2029 to 2074	$ 121,310	2.0%	3.6%
	Camino Rojo	2033 to 2047	$ 13,072	3.7%	8.5%
	Nevada projects	2037 to 2039	$ 3,349	2.4%	4.0%
	Cerro Quema		$ 500	—	—

December 31, 2024	Camino Rojo	2033 to 2047	$ 11,085	4.0%	9.5%
	Nevada projects	2037 to 2039	$ 2,780	2.4%	3.9%
	Cerro Quema		$ 500	—	—

19.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Warrants

The following summarizes information about shares issuable upon the exercise of warrants outstanding during the year.

Warrants classified as equity

Expiry date	Exercise price		December 31 2024	Issued	Exercised	December 31 2025

December 18, 2026	C$	3.00	25,540,000	—	(16,012,500)	9,527,500

February 23, 2026	C$	7.94	315,000	—	(133,875)	181,125

Shares issuable upon exercise			25,855,000	—	(16,146,375)	9,708,625

Weighted average exercise price			C$ 3.06	C$ —	C$ 3.04	C$ 3.09

The warrants outstanding at December 31, 2024, were issued when the parent entity’s functional currency was Canadian dollars. Effective February 28, 2025, the functional currency of the parent entity changed to US dollars. However, there were no changes to the contractual terms of the warrants. Consequently, these warrants continue to be accounted for as equity.

Subsequent to the reporting period, the Company issued 1,727,142 common shares for proceeds of $4.4 million pursuant to the exercise of warrants.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Warrants classified as financial liabilities

Expiry date	Exercise price		December 31 2024		Issued	Exercised		December 31 2025

February 28, 2030 (notes 12 and 13(d))	C$	11.50		—	23,392,397		—	23,392,397

Shares issuable upon exercise				—	23,392,397		—	23,392,397

Weighted average exercise price			C$	—	C$ 11.50	C$	—	C$ 11.50

Because the parent entity’s functional currency was US dollars when these warrants were issued and these warrants are exercisable in Canadian dollars, we concluded these were financial liabilities.

Subsequent to the reporting period, the Company issued 396,202 common shares for proceeds of $3.3 million pursuant to the exercise of warrants.

(c)	Dividends

The Company declared dividends in the amount of $5.1 million (2024 - nil), or $0.015 per common share during the year ended December 31, 2025. These were paid subsequent to the reporting period.

20.	EARNINGS PER SHARE

Earnings per share has been calculated using the weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 as follows:

(a)	Basic

	Year ended December 31, 2025	Year ended December 31, 2024
Income for the year	$106,895	$88,981
Weighted average number of common shares (millions)	328.9	318.7

Basic earnings per share	$0.33	$0.28

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Diluted

	Year ended	Year ended
	December 31,	December 31,

	2025	2024
Income for the year	$106,895	$88,981

Weighted average number of common shares (thousands)	328,889	318,720
Dilutive potential ordinary shares
Warrants	19,479	12,500
Options	1,363	770
RSUs	778	572
DSUs	874	848
Bonus shares	500	500

Weighted average number of ordinary shares	351,883	333,910

Diluted earnings per share	$0.30	$0.27

Potential ordinary shares arising from conversion of convertible notes (29,811,000) was not included in the calculation of diluted loss per share for the year ended December 31, 2025, because their effect would have been anti-dilutive.

21.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

Share-based payments expense	Year ended December 31, 2025	Year ended December 31, 2024
Stock options (note 21(a))	$1,423	$1,276
Restricted share units (note 21(b))	2,416	1,369
Deferred share units (note 21(c))	776	731
Performance share units (note 21(d))	4,861	1,439

Share based payments expense	$9,476	$4,815

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options

Stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

	2025			2024

Stock options outstanding		Average			Average
		exercise			exercise
	Number	price		Number	price

Outstanding, January 1	3,570,471	C$	4.95	5,523,297	C$	4.93

Granted	507,165		13.76	651,955		5.13

Exercised	(1,946,249)		4.45	(1,508,214)		2.82

Expired, forfeited or cancelled	(51,432)		5.97	(1,096,567)		7.86

Outstanding, December 31	2,079,955	C$	7.55	3,570,471	C$	4.95

Vested, December 31	1,065,426	C$	5.60	2,360,556	C$	4.64

The stock options granted during the year ended December 31, 2025 had a grant date fair value of C$3.1 million ($2.2 million) using the Black Scholes option pricing model with the following weighted average assumptions:

•	Share price at grant date ranging from C$13.10 to C$17.80, expected volatility 48%, expected life - 5 years, risk free interest rates ranging from 2.7% to 3.0% and expected dividends – nil.

The stock options granted during the year ended December 31, 2024 had a grant date fair value of C$1.6 million ($1.2 million) using the Black Scholes option pricing model with the following weighted average assumptions:

•	Share price at grant date – C$5.13, expected volatility 50%, expected life - 5 years, risk free interest rate 3.5% and expected dividends – nil.

•	The stock options outstanding at December 31, 2025, were as follows:

Weighted average remaining contractual life	Weighted average remaining life (years)	Range of exercise prices (C$)	Number outstanding

Less than 3 months	0.1	$6.58 – 7.43	3,438

	0.2	$4.80 – $5.13	270,351

	0.2	$13.10	3,724

13 to 24 months	1.3	$4.78 – $5.98	476,961

	1.5	$3.71 – $3.88	26,580

25 to 36 months	2.2	$6.07 – $6.58	294,843

More than 3 years	3.2	$5.13	506,168

	4.5	$13.10 – $13.96	370,432

	4.5	$15.18 – $15.81	111,705

	4.9	$17.80	15,753

	2.5	$3.71 – $17.80	2,079,955

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Options exercised

During the year ended December 31, 2025, option holders exercised 1,946,249 stock options (2024 – 1,508,214). The weighted average share price at the dates of exercise was C$13.07 per share (2024 – C$5.60). We determined the share price using the closing market price of our common shares on the relevant exercise settlement dates.

(b)	Restricted share units (“RSUs”)

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

Number of RSUs outstanding:	2025	2024
Outstanding, January 1	821,040	580,219
Awarded	392,246	409,014
Vested and settled	(213,750)	(161,343)
Forfeitures	(44,670)	(6,850)

Outstanding, December 31	954,866	821,040

Number of RSUs outstanding:		Number vesting in the year

	Total	2024	2025	2026	2027	2028

Outstanding, December 31, 2024	821,040	—	469,729	221,450	129,861	—

Outstanding, December 31, 2025	954,866	—	260,991	338,925	245,155	109,795

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. All RSU’s outstanding were accounted for as equity-settled, as none were settled in cash.

We measured the fair value of our RSUs awarded during the year using the observable market price of our common shares on the measurement date. The weighted average price of RSUs awarded during 2025 was C$13.11 (2024 – C$5.14).

(c)	Deferred share units (“DSUs”)

DSUs are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Number of DSUs outstanding:	2025	2024
Outstanding, January 1	894,903	701,927
Awarded and vested immediately	82,081	192,976
Settled	(152,507)	—

Outstanding, December 31	824,477	894,903

Vested, December 31	824,477	894,903

We measured the fair value of our DSUs awarded during the year using the observable market price of our common shares on the measurement date. The weighted average price of DSUs awarded during 2025 was C$13.52 (2024 – C$5.13).

(d)	Performance share units (“PSUs”)

In March 2023, the Board of Directors approved a PSU plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We charge or credit to earnings at each reporting period the change in fair value of the PSU liability. This fair value is generally dependent on quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

We valued our PSU liabilities using a Monte Carlo model leading to a standard error of less than 1%. As at December 31, 2025, the PSU liability totaled $6.5 million of which $2.3 million was included in trade payables and accrued liabilities and $4.2 million was included in other long term liabilities (December 31, 2024 – $1.5 million included under long term liabilities).

On March 28, 2025, the Company awarded a total of 160,637 PSUs.

Number of PSUs outstanding:	2025	2024
Outstanding, January 1	522,876	198,737
Awarded during the year	160,637	324,139
Outstanding, December 31	683,513	522,876

Vested, December 31	—	—

(e)	Bonus shares

There are 500,000 common shares which were awarded to the non-executive Chairman of the Company as bonus shares, which vested on June 18, 2020. Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.	RELATED PARTY TRANSACTIONS

The Company’s related parties comprise key management personnel and, until December 5, 2025, Fairfax Financial Holdings Limited and its subsidiaries.

•

Key management personnel consist of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Sustainability Officer, the Senior Vice President, Exploration, and the members of the Company’s Board of Directors.

•

Fairfax Financial Holdings Limited, together with its subsidiaries (“Fairfax”), became a related party of the Company on February 28, 2025, when Fairfax acquired a portion of the Company’s convertible notes (note 15(b)) and related warrants (note 13(d)). Fairfax was considered to have significant influence over the Company from that date until December 5, 2025 as a result of its existing and exercisable potential voting rights. On December 5, 2025, Fairfax disposed of a number shares such that its existing and exercisable potential voting rights no longer conferred significant influence over the Company. Accordingly, Fairfax ceased to be a related party from that date.

(a)	Key management personnel

Compensation to key management personnel was as follows:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024

Salaries and short term incentives	$3,699	$3,025

Directors’ fees	554	595

Termination benefits	—	434

Share based payments	2,095	2,019

	$6,348	$6,073

(b)	Transactions

The Company paid $4.0 million in interest on the convertible notes to Fairfax Financial Holdings Limited and its subsidiaries up to the date it ceased to be a related party (note 15(b)).

The Company had no other material transactions with related parties other than key management personnel during the year ended December 31, 2025, and 2024.

(c)	Outstanding balances at the reporting date

Key management personnel estimated accrued short term incentive compensation totaled $1.9 million and is included in accrued liabilities (December 31, 2024 – $1.3 million).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

23.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash

Cash consists of bank current accounts and cash on hand.

(b)	Income taxes related operating cash flow items

	Year ended December 31, 2025	Year ended December 31, 2024
Income tax expense	$154,152	87,281

Income taxes paid	(37,257)	(14,523)

Income tax instalments paid	(71,921)	(28,174)

Tax related cash flow items	$44,974	$44,584

(c) Changes in non-cash working capital

	Year ended December 31, 2025	Year ended December 31, 2024

Accounts receivable and prepaid expenses	$(7,569)	$(504)

Inventory	(1,653)	(1,395)

Valued added taxes recoverable	(7,250)	2,105

Trade payables and accrued liabilities	37,350	1,594

Changes in non-cash working capital	$20,878	$1,800

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Non-cash investing and financing activities

	Year ended December 31, 2025	Year ended December 31, 2024

Financing activities

Stock options exercised, credited to share capital with an offset to reserves	$2,680	$1,158

Warrants exercised, credited to share capital with an offset to reserves	4,179	716

Common shares issued on maturity of RSUs and DSUs, credited to share capital with an offset to reserves	1,216	707

Investing activities

Initial recognition of right of use assets, with an offset to lease obligation	10,783	1,590

24.	SEGMENT INFORMATION

(a)	Geographic segments

We conduct our activities in four geographic areas: Canada, Mexico, USA, Panama, and our corporate offices are in Canada.

(b)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions and assessing their performance.

At the end of last fiscal year, the Company had four operating segments: (1) the Camino Rojo Mine, (2) the Nevada projects, (3) the Cerro Quema project, and (4) the corporate office. As a result of the Musselwhite Mine, the Company now has five operating and reportable segments.

The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Income (loss) for the year by segment

Year ended December 31, 2025	Mussel- white Mine	Camino Rojo	South Carlin Complex	Cerro Quema	Corporate	Total

Provided to the CODM on a per-segment basis

External revenue (note 3)	$551,850	$352,936	$—	$—	$153,095	$1,057,881

Intersegment revenue	180,170	—	—	—	(180,170)	—

Operating costs	(231,582)	(87,589)	—	—	—	(319,171)

Royalties	(20,240)	(10,490)	—	—	—	(30,730)

Exploration and evaluation (note 5)	(4,646)	(7,413)	(25,489)	(5,320)	(475)	(43,343)

General and administrative (note 6)	—	—	—	—	(46,089)	(46,089)

Segment profit (loss) as provided to the CODM	475,552	247,444	(25,489)	(5,320)	(73,639)	618,548

Reconciling items to pre-tax net income

Depletion and depreciation						(145,693)

Interest income						8,322

Depreciation						(542)

Share based payments (note 21)						(9,476)

Interest and accretion expense						(55,483)

Fair value adjustments on financial instruments						(145,735)

Foreign exchange and other gain (loss)						(8,894)

Income before tax expense, for the year						$261,047

Intersegment purchases and sales of gold are priced at the spot price quoted on an international bullion exchange on the transaction date (consistent with our transfer-pricing policy). We eliminate these intersegment revenues and expenses upon consolidation.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Year ended December 31, 2024	Camino Rojo	South Carlin Complex	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis

External revenue (note 3)	$343,918	$—	$—	$—	$343,918

Operating costs	(77,059)	—	—	—	(77,059)

Royalties	(8,536)	—	—	—	(8,536)

Exploration and evaluation (note 5)	(8,071)	(20,875)	(5,245)	(404)	(34,595)

General and administrative (note 6)	—	—	(755)	(16,144)	(16,899)

Segment profit (loss) as provided to the CODM	250,252	(20,875)	(6,000)	(16,548)	206,829

Reconciling items to pre-tax net income

Depletion and depreciation					(40,683)

Interest income					10,845

Depreciation					(407)

Share based payments (note 21)					(4,815)

Interest and accretion expense					(6,891)

Fair value adjustments on financial instruments					3,138

Foreign exchange and other gain (loss)					8,246

Income before tax expense, for the year					$176,262

The Company had not yet acquired the Musselwhite Mine as of the end of the prior year comparative year ended December 31, 2024. Consequently, Musselwhite Mine is not presented in the 2024 table above.

Assets by geographic segment

At December 31, 2025	Canada	Mexico	USA	Panama	Corporate	Total

Property, plant and equipment	$1,123,187	$185,365	$10,594	$—	$1,593	$1,320,739

Exploration and evaluation properties	—	—	171,948	10,000	—	181,948

Additions to non-current assets	147,919	17,493	10,239	—	1,475	177,126

Inventories	43,482	42,236	—	—	—	85,718

Total assets	1,409,519	401,944	185,135	10,826	70,909	2,078,333

At December 31, 2024	Canada	Mexico	USA	Panama	Corporate	Total

Property, plant and equipment	$—	$201,417	$613	$—	$555	$202,585

Exploration and evaluation properties	—	—	171,993	10,000	—	181,993

Additions to non-current assets	—	32,010	236	—	16	32,262

Inventories	—	36,136	—	—	—	36,136

Total assets	—	378,619	173,260	10,809	35,661	598,349

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

25.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets.

To support its capital management objectives, the Company has a planning, budgeting and forecasting process in place to ensure necessary liquidity to meet its operating and growth plans.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration, and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

26.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1. The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying values of cash, accounts receivable, trade payables and accrued liabilities, and restricted cash approximate their fair values due to the short-term nature of the instruments.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2025, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value

	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	Amortized cost	$420,776	—	—	—
Accounts receivable	FVPTL	6,251	58	6,193	—
Restricted cash	Amortized cost	2,305	—	—	—
Derivative assets	FVTPL	32,000	—	32,000	—

Financial liabilities
Trade payables and accrued liabilities	Amortized cost	101,618	—	—	—
Credit facility (note 15(a))	Amortized cost	184,144	—	185,000	—
Convertible notes	Amortized cost	171,591	—	175,000	—
Derivative liabilities (note 13)	FVTPL	200,137	—	200,137	—

At December 31, 2024, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value

	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	Amortized cost	$160,849
Accounts receivable	Amortized cost	65
Restricted cash	Amortized cost	763
Derivative assets	FVTPL	3,387	—	3,387	—

Financial liabilities
Trade payables and accrued liabilities	Amortized cost	21,608
Derivative liabilities	FVTPL	249	—	249	—

The fair values of the Credit Facility and the convertible notes were determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk. The fair value of trade receivables from provisional invoices for concentrate sales is determined using quoted forward rates derived from observable market data based on the month of expected settlement.

The fair value of the Credit Facility at December 31, 2025 was estimated at $185.0 million using a discount rate of 7.4%. The fair value of the convertible notes at December 31, 2025 was estimated at $175.0 million using a discount rate of 8.3%.

We determined that no transfers occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Financial risk management

(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s material exposure to credit risk is limited to its cash, trade receivables, and derivative assets.

Our cash is held at large financial institutions in interest bearing accounts, and we mitigate credit risk related to derivative assets by entering into transactions with long-standing, reputable counterparties. We believe that the credit risk related to our cash, trade receivables, and derivative assets are low. The Company’s maximum exposure to credit risk is the carrying value of these items.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities settled by delivering cash or other financial assets.

At December 31, 2025, our financial liabilities had expected maturity dates as follows:

	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years	Total
Financial liabilities
Trade payables and accrued liabilities	$101,618	$—	$—	$—	$101,618
Lease obligations	1,536	3,835	5,843	449	11,663
Credit facility	8,153	24,111	174,327	—	206,591
Convertible notes	2,219	6,781	27,000	201,455	237,455
Derivative liabilities	—	181,877	18,260	—	200,137

	$113,526	$216,604	$225,430	$201,904	$757,464

At December 31, 2024, our financial liabilities had expected maturity dates as follows:

	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years	Total
Financial liabilities
Trade payables and accrued liabilities	$21,608	$—	$—	$—	$21,608
Lease obligations	251	742	1,442	—	2,435
Derivative liabilities	—	—	—	249	249

	$21,859	$742	$1,442	$249	$24,292

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The market risks to which the Company’s financial instruments are exposed are commodity price risk, currency risk, and interest rate risk.

Commodity price risk

Commodity price risk is the risk of fluctuations in prevailing market commodity prices. Revenues from mining operations, net income, gold forward contracts derivative financial instruments and trade receivables may be affected by changes in commodity prices.

The table below summarizes the impact on pre-tax income for changes in commodity prices on revenue and the fair value of derivative instruments had realized gold and silver prices, as well as gold forward prices, been 10% greater than actual.

	Year ended December 31, 2025	Year ended December 31, 2024
Increase in revenue	$105,788	$34,392
Increase in fair value adjustments loss on financial instruments	—	(35,915)

	$105,788	$(1,523)

For provisionally priced trade receivables, had realized gold and silver prices, as well as gold forward prices been 10% greater than actual, the Company’s revenue would increase by $0.9 million (2024 - $nil).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in United States dollars.

Our financial instruments are held in Canadian dollars, US dollars, and Mexican pesos. As such, our Canadian- and Mexican-currency denominated accounts and balances are subject to fluctuations against the US dollar. Our financial instruments were denominated in the following currencies as at December 31, 2025:

	Canadian dollars (thousands)	US dollars (thousands)	Mexican pesos (thousands)
Cash	$59,228	$376,998	$10,164
Accounts receivable	4,516	6,557	2,145
Restricted funds	2,121	509	—
Derivative assets	—	32,000	—
Trade payables	(58,957)	(6,973)	(197,888)
Accrued liabilities	(53,035)	(4,976)	(39,355)
Derivative liabilities	—	(200,137)	—
Credit facility	—	(184,144)	—
Convertible notes	—	(171,591)	—
Lease obligations	(12,689)	(248)	(18,220)

Total foreign currency	(58,816)	(152,005)	(243,154)
Exchange rate	1.3706	1.0000	17.9667

Equivalent US dollars	$(42,912)	$(152,005)	$(13,534)

Our financial instruments were denominated in the following currencies as at December 31, 2024:

	Canadian dollars (thousands)	US dollars (thousands)	Mexican pesos (thousands)
Cash	$18,669	$147,529	$6,990
Accounts receivable	94	108	778
Restricted funds	25	746	—
Derivative assets	—	3,387	—
Trade payables	(3,882)	(9,994)	(126,241)
Accrued liabilities	(477)	(693)	(36,806)
Derivative liabilities	—	(249)	—
Lease obligations	(741)	(375)	(26,130)

Total foreign currency	13,688	140,459	(181,409)
Exchange rate	1.4388	1.0000	20.2683

Equivalent US dollars	$9,513	$140,459	$(8,950)

We partially mitigate the Company’s exposure to Canadian dollar currency risk through forward exchange contracts designated as cash flow hedges. At December 31, 2025, the total notional amount of outstanding Canadian dollar forward contracts was C$132 million ($97.0 million), with settlement dates occurring monthly from January 2026 through November 2026. These contracts hedge a portion of highly probable forecasted Canadian dollar expenditures at the Musselwhite Mine (note 13(a)).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Based on the above net exposures as at December 31, 2025, and assuming that all other variables remain constant:

•	a 10% appreciation of the US dollar against the Canadian dollar would increase profit by $3.9 million (2024 – increase profit by $2.0 million) and

•	a 10% appreciation of the US dollar against the Mexican peso would increase profit by $1.2 million (2024 – increase profit by $0.8 million)

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate exposure mainly relates to interest paid on the SOFR-based debt and interest earned on cash and term deposits.

A 100 basis points increase in interest rates would result in an increase of approximately $0.4 million (2024 – increase income by $1.3 million) to the Company’s income for the year ended December 31, 2025.

27.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Musselwhite Mine, Camino Rojo and South Railroad. At December 31, 2025, these outstanding purchase orders and contracts totaled approximately $11.2 million (December 31, 2024 – $0.6 million).

The Company is committed to making severance payments totaling approximately $9.7 million (December 31, 2024 – $5.8 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)	Contingencies

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to tonnes of waste material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments related to previous periods in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

28.	INCOME TAXES

(a)	Tax amounts recognized in profit or loss

Tax expense consists of (i) current income tax on taxable income, (ii) Ontario mining tax, (iii) special mining duty (“SMD”) on income subject to SMD in Mexico, and (iv) withholding taxes attributable to intercompany dividends and interest charged on intercompany loans to the Mexican operating company, as well as (v) deferred income tax, (vi) deferred Ontario mining tax and (vii) deferred special mining duty. The Mexican Special Mining Duty changed from 7.5% to 8.5% effective January 1, 2025.

	Year ended December 31, 2025	Year ended December 31, 2024
Current income tax	$123,799	$53,034
Mexican Special Mining Duty	18,370	16,010
Ontario Mining Tax	16,782	—
Withholding taxes	5,792	858
Deferred income tax expense (recovery)	(9,425)	15,722
Deferred Mexican Special Mining Duty	260	1,657
Deferred Ontario Mining Tax	(1,426)	—

Tax expense	$154,152	$87,281

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. In 2025, the statutory income tax rate applicable to the Canadian parent entity was 26.8% (2024 – 26.8%). The significant reasons for the differences are as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
Income before tax	$261,047	$176,262
Statutory income tax rate	26.8%	26.8%

Expected income tax	$69,961	$47,240
Differences in tax rates between the Canadian parent and subsidiaries	3,279	8,275
Items not deductible for tax purposes	2,382	1,554
Share based compensation	2,451	1,239
Change in unrecognized deductible temporary differences	24,375	4,643
Revisions to prior period estimates	(1,381)	716
Effect of changes in foreign exchange rates	(7,527)	12,485
Inflationary adjustment and other	(2,133)	(2,680)
Mining taxes	24,331	12,189
Withholding tax expense	5,792	858
Adjustment subject to initial recognition exemption	727	762
Non-deductible mark-to-market adjustment on financial instruments	31,895	—

Total income taxes	$154,152	$87,281

Effective tax rate	59.1%	49.5%

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Unrecognized deductible temporary differences

We recognize tax benefits on losses or other deductible amounts generated in tax jurisdictions where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts.

	December 31, 2025	December 31, 2024
Mineral properties and exploration expenditures	$131,230	$110,034
Equipment	1,178	1,198
Site closure provisions	15,725	6,436
Financing cost	2,459	1,533
Accrued liabilities	525	935
Convertible note	13,580	—
Non-capital losses	93,372	60,808
Capital losses	21,197	—
Intercompany debt	34,706	—
Other	9,766	6,274

Unrecognized deductible temporary differences	$323,738	$187,218

(d)	Recognized deferred tax assets and liabilities

Recognized deferred tax assets and liabilities are comprised of the following:

	December 31, 2025	December 31, 2024
Properties, plant and equipment	$(281,008)	$(20,846)
Inventory	(5,423)	(3,606)
Mining royalties	1,768	1,169
Accrued liabilities	7,750	600
Site closure provisions	22,328	—
Long term debt	(1,324)	—
Non-capital losses	651	841
Capital losses	1,324	—
Intercompany debt	(4,337)	—
Mining tax deduction	11,409	4,994
Derivatives assets and liabilities	—	(841)
Other	1,975	117

Recognized deferred tax assets (liabilities)	$(244,887)	$(17,572)

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(e)	Temporary difference on investment in subsidiaries

The temporary differences associated with investments in subsidiaries for which a deferred income tax liability has not been recognized, aggregate to $260 million (December 31, 2024 – $240 million). The Company has determined that the taxable temporary difference will not reverse in the foreseeable future.

(f)	Tax losses

Our tax losses have the following expiry dates.

		Tax losses expire in years	December 31
			2025	2024

Operating losses	Canada	2028 to 2045	$ 80,919	$ 54,573
	Panama	2026 to 2030	918	712
	United States	indefinite	16,857	8,982
Capital losses	Canada	Indefinite	31,077	3,930

(g)	Pillar Two Global Minimum Tax

The OECD Pillar Two framework establishes a global minimum effective tax rate of 15% for multinational enterprises (“MNE”) with consolidated revenues of 750 million euros or more in at least two of the four immediately preceding fiscal years. Canada enacted the Global Minimum Tax Act in June 2024, implementing these rules for qualifying Canadian-headquartered MNE groups.

The Company’s consolidated revenues did not exceed the 750 million euro threshold in any of the four fiscal years preceding December 31, 2025. Accordingly, the Company is not subject to Pillar Two minimum top-up taxes for the year ended December 31, 2025. We have neither recognized nor disclosed deferred tax assets or liabilities which may arise from Pillar Two income taxes.

In 2025, the Company’s consolidated revenues exceeded the 750 million euro threshold for the first time. If consolidated revenues continue to exceed 750 million euros in fiscal year 2026, the Company will satisfy the “two-of-four-year” threshold and become subject to Pillar Two top-up taxes beginning January 1, 2027. We are currently assessing the potential impact of the Pillar Two rules on the Company’s future tax position, including a review of the effective tax rates in each jurisdiction in which the Company operates.

29.	EVENTS AFTER THE REPORTING PERIOD

(a)	Partial conversion of convertible notes

Subsequent to the reporting period, convertible notes with a face value of $18.7 million was converted into 3,313,920 common shares (note 15(b)).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Revolving facility principal payment

Subsequent to the reporting period, the Company made a principal repayment of $30 million on the Revolving Facility (note 15(a)).

(c)	Contingent consideration payment

Subsequent to the reporting period, the Company made a payment of $20 million in respect of the Contingent consideration liability (note 12).

(d)	Exercise of warrants

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of warrants (note 19(b)).

30.	MATERIAL ACCOUNTING POLICIES

We have applied the accounting policies set out below consistently to all periods presented in these financial statements.

The significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in note 32.

(a)	Foreign currencies

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of each entity at the exchange rates in effect on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

Translation to presentation currency

These consolidated financial statements are presented in United States dollars (“US dollar”, or “USD”).

The presentation currency may differ from the functional currency of the parent company or its subsidiaries. We translate the assets and liabilities of entities with functional currencies other than the US dollar into US dollars at the official central bank exchange rates in effect on the reporting date. The results of operations of those entities are translated into US dollars at the average exchange rates in effect during the reporting period. We recognize the foreign currency differences which arise from translation in other comprehensive (loss) income.

When we dispose of an entity in its entirety, or partially such that we have lost control, we reclassify the cumulative amount in the translation reserve related to that operation to profit or loss as part of the gain or loss on disposal.

Functional currency

The functional currency of each of the Company’s principal operating subsidiaries, all of which are wholly owned, is the United States dollar. The functional currency of the parent company, Orla Mining Ltd., is also United States dollars.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Company’s principal operating subsidiaries are Musselwhite Mine Ltd, Minera Camino Rojo SA de CV, Minera Cerro Quema SA, and Gold Standard Ventures (US) Inc.

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(c)	Inventories

Inventories include production inventory, and materials and supplies inventory.

All inventories are valued at the lower of average cost or net realizable market value (“NRV”). NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. Any write-downs of inventory to its NRV are included in cost of sales in the period. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed to the extent that the related inventory has not yet been sold.

We classify inventory we do not expect to use within one year as non-current.

Production inventory

Production inventory consists of stockpiled ore, in-process inventory, and finished goods. These are valued at the lower of weighted average cost and estimated NRV.

The value of all production inventories includes direct production costs and attributable overhead, and depreciation incurred to bring the materials to their current point in the processing cycle.

Stockpiled ore represents unprocessed ore that has been extracted from the mine but not yet processed. The value of stockpiled ore is based on the costs incurred, including depreciation, in bringing the ore to the stockpiles. Costs are added to the stockpiled ore based on current mining costs per recoverable ounce and are removed at the average cost per recoverable ounce in the stockpile. We classify stockpiled ore that we do not expect to process within the next twelve months as non-current.

In-process inventory represents ore that is being treated on the leach pads and in the processing plant to extract the contained metals and to convert them to a saleable form. Estimates of recoverable metal in the leach pads are calculated based on the measured tonnes of ore placed on the leach pads, the grades of ore placed on the leach pads (based on assays), and estimated recovery percentages (based on estimated recovery assumptions). We involve internal and external laboratory and metallurgy specialists in determining the grades of ore placed on the leach pads and the estimated recovery percentages we use in estimating the ounces of recoverable metal in our in-process inventories. The nature of the leaching process inherently limits the ability to precisely monitor leach pad inventory levels. Accordingly, we refine estimates based on engineering studies or actual results achieved over time. The ultimate recovery of metals from the leach pads will not be known until the leaching process is concluded at the end of the mine life.

The cost of in-process inventory is derived from current mining, crushing, stacking, leaching and plant costs, less the cost of metals transferred to finished goods inventory during the period at the weighted average cost per recoverable ounce.

Finished goods inventory is metal in the form of doré bars that have been poured and are ready to be shipped to a refiner.

Costs are transferred from finished goods inventory and recorded as cost of sales when the refined metal is sold.

Materials and supplies inventory

Materials and supplies inventories consist primarily of parts and consumables required in the mining and ore processing activities. Materials and supplies inventories are measured at the lower of weighted average cost and NRV. Cost includes purchase price, freight, and other directly attributable costs. We record provisions to reduce the carrying value of materials and supplies inventories when we determine such materials and supplies are obsolete or unusable.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Mineral properties and related construction

We capitalize costs directly related to development or construction projects until the asset is available for use in the manner intended by us (“commercial production”), after which we move these costs to “producing mineral properties”.

We assess the stage of a mine under development and construction to determine when the mine is substantially complete and ready for its intended use. The criteria we use to assess when the mine is ready for its intended use are determined based on the unique nature of each mine construction project, such as the complexity of the project and its location. We consider various technical and physical performance criteria to assess when the production phase is considered to have commenced.

When we conclude that a mine under development and construction has commenced commercial production, we reclassify all balance sheet amounts from “Mineral properties and related construction” to balance sheet captions “Producing mineral properties” and “Plant and equipment”.

We do not record depreciation until the mine is substantially complete and available for its intended use.

When a mine development project moves into the production phase, we:

•	stop capitalizing certain mine development costs, and we treat such costs as either (i) part of the cost of inventory or (ii) we expense them,
•	stop capitalizing borrowing costs,
•	commence depreciation of the producing mineral property,
•	continue to capitalize costs relating to mining asset additions or improvements, and costs related to the development of mineable reserves.

(e)	Producing mineral properties

Producing mineral properties consist of costs transferred from “Mineral properties under construction” when a mining property reaches commercial production, and acquired mining properties in the production stage.

When a mine construction project moves into the production stage, we cease capitalizing mine construction costs. Upon commencement of commercial production, we charge production costs to metal-in-process inventory, although we capitalize costs related to (1) property, plant and equipment additions or improvements, (2) open pit stripping activities that provide a future benefit, or (3) expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

Drilling and related costs for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves are capitalized. All other drilling and related costs are expensed as incurred.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping. Stripping costs incurred prior to the production stage of a mineral property (pre-stripping costs) are capitalized as part of the carrying amount of the related mineral property.

During the production phase of an open pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized to deferred stripping asset. The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that provides or improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the mineral reserves for which access has been provided or improved. The deferred stripping asset is capitalized as part of the carrying amount of the mineral property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in mineral reserves that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in cost of sales.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Depletion and depreciation

Depletion commences once the mineral property is capable of operating in the manner intended by management. Producing mineral properties are depleted on a units-of-production basis over the estimated useful life of the mine. This depletion is calculated using the ratio of (i) gold ounces produced from the mine in the period, over (ii) the total gold ounces expected to be produced in current and future periods.

Major capital works projects conducted after the mine commences commercial production are not depreciated until such works are completed and put into use in a manner intended by management.

We review depreciation methods, remaining useful lives and residual values at least annually and we account for changes in estimates prospectively.

Impairment

At the end of each reporting period, we review our mineral properties, and related plant and equipment to determine whether there is any indication that these assets are impaired. If any such indication exists, we estimate the recoverable amount. If the asset’s carrying amount exceeds its recoverable amount, we recognize an impairment loss in profit or loss.

We assess impairment at the cash-generating unit (“CGU”) level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. Each individual mining interest that is an operating mine is typically a CGU.

The recoverable amount of a mine is the greater of an asset’s fair value less costs to dispose (“FVLCD”) and value in use (“VIU”). FVLCD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Mineral properties, and plant and equipment that have been impaired are tested for possible reversal of the impairment when events or changes in circumstances indicate that the recoverable amount of the associated

CGU has increased. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in profit or loss in the period in which the reversal occurs.

(f)	Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation expenditures include the search for mineral resources, and the determination of technical feasibility, and assessment of the commercial viability of, an identified mineral resource. Activities include acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and evaluation of the technical feasibility and commercial viability of extracting a mineral resource.

We capitalize as exploration and evaluation assets the acquisition costs of exploration properties (whether acquired in a business combination or through an acquisition of assets).

We expense all other E&E expenditures, including non-refundable advance royalty payments.

Exploration and evaluation properties are subsequently measured at cost less accumulated impairment.

When the technical feasibility and economic viability of a project are demonstrable, funding is in place, and a positive development decision is made, we test the mineral property for impairment and transfer the costs to “Mineral properties and related construction”. We capitalize subsequent expenditures on the project.

We credit any consideration received pursuant to farm-out agreements related to E&E properties against the carrying amount of the E&E asset, with any excess consideration greater than the carrying amount being credited to profit or loss.

We assess exploration and evaluation properties for impairment when indicators and circumstances suggest that the carrying amount may exceed its recoverable amount. Typical indicators of impairment include:

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

•	the period for which we have the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and we have decided to discontinue such activities in the specific area;

•

sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full via successful development or by sale.

If any such indication exists, we estimate the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the E&E asset. If we estimate the recoverable amount of an asset to be less than its carrying amount, we recognize an impairment loss in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. We recognize reversals of impairment immediately in profit or loss.

(g)	Property, plant and equipment

Equipment is initially recognized at cost. Cost includes purchase price, directly attributable costs, and the estimated present value of any future costs of decommissioning and removal. Equipment is carried at cost, net of accumulated depreciation and impairments. We depreciate equipment to their residual values over their estimated useful lives, as follows:

•	Mine equipment — Straight line over useful life, typically ranging from 3 to 10 years.
•	Plant equipment and related buildings — Units-of-production, over mineral reserves and the mineral resources included in the current life of mine plan.
•	Other equipment — Straight line over useful life
•	Office equipment — Straight line over useful life
•	Vehicles — Straight line over useful life, typically 4 years
•	Hardware and software — Straight line over useful life, typically 3 years

(h)	Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we consider whether:

•	the contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;
•	we have the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
•	we have the right to direct the use of the asset.

We recognize a right-of-use (“ROU”) asset, which is initially measured based on the initial amount of the lease liability plus any initial direct costs incurred less any lease incentives received. We depreciate the ROU asset to the earlier of the end of the useful life or the lease term using either the straight-line or units-of-production method, depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we determine the Company is reasonably likely to exercise the option.

We initially measure the lease liability at the present value of the lease payments that are not yet paid as of the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

borrowing rate. We then measure the lease liability at amortized cost using the effective interest method and remeasure it when there is a change in future lease payments.

We apply the short-term lease (defined as leases with an initial lease term of 12 months or less) and low-value asset recognition exemptions. For these leases, we recognize the lease payments an expense over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(i)	Asset retirement and site closure obligations

We record an asset retirement and site closure obligation when a legal or constructive obligation exists as a result of past events and we can make a reliable estimate of the undiscounted future cash flows required to satisfy the asset retirement and site closure obligation. Such costs include decommissioning or dismantling plant and equipment, and reclamation, closure, and post-closure monitoring of the property.

The estimated future cash flows are discounted to a net present value using an applicable risk-free interest rate. We accrete the provision for asset retirement and site closure obligations over time to reflect the unwinding of the discount and charge the accretion expense to profit or loss for the period.

We remeasure the asset retirement and site closure obligation at the end of each reporting period for changes in estimates or circumstances, such as changes in legal or regulatory requirements, increased obligations arising from additional disturbance due to mining and exploration activities, changes to cost estimates, and changes to risk-free interest rates.

Asset retirement and site closure obligations related to exploration and evaluation activities are expensed. Asset retirement and site closure obligations relating to “mineral properties and related construction”, and to exploration and evaluation properties, are initially capitalized with a charge to the related mineral property. Changes to the obligation which arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining property.

(j)	Revenue

The Company’s primary source of revenue is the sale of refined gold and silver. The Company’s performance obligations relate primarily to the delivery of refined gold and silver to its customers.

Revenue related to the sale of metal is recognized when the customer obtains control of the metal. In determining whether the Company has satisfied a performance obligation, we consider whether (i) the Company has a present right to payment, (ii) the Company has transferred physical possession of the metal to the customer; (iii) the customer has the significant risks and rewards of ownership of the metal; and (iv) the customer has legal title to the metal.

We sell refined gold and silver primarily to refiners, bullion banks or members of the London Bullion Market Association (“LBMA”). The sales price is fixed on the date of sale based on spot price or by mutual agreement. We recognize revenue from sales of gold and silver at the time when risk and rewards of ownership and title transfers to the customer, which typically coincides with the date that the customer remits payment. Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue from refined sales is recognized net of treatment and refining charges.

(k)	Deferred revenue

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company will recognize amounts in revenue as the metals are delivered to the customer.

Interest on deferred revenue is recognized in interest and accretion expense. The interest rate is determined based on the rate implicit in the arrangement at inception or acquisition.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Specifically, for the silver stream agreement arising from the acquisition of Gold Standard Ventures Corp., the initial consideration received was considered variable, subject to changes in the total silver ounces to be delivered. As silver is delivered, we will amortize deferred revenue to revenue using ounces of silver sold over the estimated total ounces of silver expected to be delivered over the life of mine.

(l)	Share based payments

Stock options, restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”)

The Company grants stock options, and awards RSUs, PSUs and DSUs to employees, officers and directors from time to time. At the date of grant or award, we estimate the fair values of the stock options, RSUs, PSUs and DSUs which will eventually vest. These estimated fair values are recognized as share-based compensation expense over the specific vesting periods, with a corresponding increase to reserves, a component of equity, for equity-settled instruments and an increase to liabilities for cash-settled instruments.

We determine the fair value of stock options using a Black-Scholes option pricing model with market-related inputs as of the date of grant. The fair value of RSUs and DSUs is the market value of the underlying shares as of the date of award. The fair value of PSUs is determined using a Monte Carlo valuation model at the date of grant. Cash-settled RSUs and PSUs are remeasured to fair value at the end of each reporting period. Stock option grants and RSU awards with several tranches of vesting are accounted for as separate awards with different vesting periods and fair values. We account for changes to the estimated number of awards that will eventually vest prospectively.

Bonus shares

The Company has issued bonus shares, which have vested upon the completion of a specified period of service. The fair value of the bonus shares is determined on the date of award; this fair value has been recognized in share-based compensation expense over the service period.

(m)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax

Current tax expense comprises the expected tax payable on taxable income for the year and any adjustment to income tax payable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any withholding tax arising from interest and dividends.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•

temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);

•

temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

We recognize deferred tax assets for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for the individual taxable entity. We review deferred tax assets at each reporting date and reduce them when we consider it no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to apply to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset only when there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse in the same period or in the carried back/forward period as the expected reversal of the deductible temporary difference.

(n)	Earnings (loss) per share

Basic earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period after adjusting for the effects of all dilutive potential ordinary shares.

(o)	Business combinations

We account for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and when control is transferred to the Company. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. We expense transaction costs as incurred, except if they are related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-

existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at estimated fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the portion to which the replacement awards relate to pre-combination service.

The results of businesses acquired during a reporting period are included in the consolidated financial statements starting from the date of acquisition.

(p)	Financial instruments

Financial assets

We initially recognize financial assets when the Company becomes party to the contractual provisions of the instrument. Subsequent to initial recognition, we classify financial assets as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) after considering both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset is measured at amortized cost if both of the following conditions are met:

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

We may make an irrevocable election at initial recognition to carry at FVOCI particular investments in equity instruments that would otherwise be measured at FVTPL.

A financial asset is required to be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

If we change our business model for managing financial assets, we reclassify all affected financial assets on a prospective basis, without restating any previously recognized gains, losses or interest.

If the asset is reclassified to fair value, we determine the fair value at the reclassification date, and recognize in profit or loss any gain or loss arising from a difference between the previous carrying amount and fair value.

Upon initial recognition, we measure a financial asset at its fair value. However, we measure trade receivables that do not have a significant financing component at their transaction price. After initial recognition, we measure financial assets at amortized cost, FVOCI, or FVTPL.

Changes in fair value of a financial asset that is carried at FVTPL are recognized in profit or loss, and changes in fair value of a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship.

Gains or losses on a financial asset that is carried at FVTPL are recognized in profit or loss, and gains or losses on a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized, impaired, amortized, or reclassified.

Financial liabilities

We initially recognize financial liabilities when the Company becomes party to the contractual provisions of the instrument. At initial recognition, we measure each financial liability at its fair value. In the case of a financial liability not at FVTPL, we deduct transaction costs that are directly attributable to the issuance of the financial liability.

Subsequent to initial recognition, we classify and measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at FVTPL.

We may, at initial recognition, irrevocably designate a financial liability as measured at FVTPL.

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, and is treated as a separate financial instrument.

Impairment

We recognize a loss allowance for expected credit losses on financial assets, based on lifetime expected credit losses.

For the Company’s trade receivables, we determine the lifetime expected losses for all of our trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and we adjust for relevant forward-looking information if necessary.

Derivative instruments designated as cash flow hedges

On initial designation of a derivative as a cash flow hedge, the Company documents the relationship between the hedging instrument and hedged item and assesses the effectiveness of the hedging instrument in

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

offsetting the changes in the cash flows attributable to the hedged risk and whether the forecast transaction is highly probable. Subsequent assessments are performed on to determine that the hedging instruments have been effective throughout the reporting periods for which they were designated.

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of hedge reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. If the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are removed from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. This transfer does not affect other comprehensive income.

If the Company expects that some or all of the loss accumulated in the hedge reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss.

The Company discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria. This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognised in other comprehensive income and accumulated in the hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in the cash flow hedge reserve is reclassified immediately to profit or loss.

31.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to IFRS Accounting Standards had been issued by the IASB but were not yet effective for the year ended December 31, 2025 and have not been early adopted by the Company. We have assessed the relevance of these pronouncements and, unless noted otherwise, we do not expect their adoption to have a material impact on our consolidated financial statements.

IFRS 18 «Presentation and Disclosure in Financial Statements»

IFRS 18 was issued in April 2024 and replaces IAS 1 «Presentation of Financial Statements». IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

IFRS 18 introduces new requirements for the presentation and disclosure of information in financial statements, including:

•	defined subtotals in the statement of profit or loss;
•	classification of income and expenses into operating, investing and financing categories;
•	enhanced disclosure requirements for management-defined performance measures; and
•	revised principles for aggregation and disaggregation of information.

We have commenced our assessment of the impact of IFRS 18, including an evaluation of required changes to the presentation of the consolidated income statement and related disclosures. Based on the work performed to date, we expect that the adoption of IFRS 18 will primarily affect the presentation and disclosure of information in the consolidated financial statements and we do not expect it to have a material impact on the recognition or measurement of the Company’s assets, liabilities, income or expenses. We continue to assess the detailed requirements of IFRS 18, including any system or process changes required to support the new presentation and disclosure requirements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The amendments clarify aspects of the classification and measurement of financial instruments, including derecognition of certain financial liabilities settled through electronic payment systems and related disclosure requirements. The Company is still assessing the impact of these amendments on our consolidated financial statements.

Other amendments and annual improvements

Other amendments and annual improvements to IFRS Accounting Standards issued by the IASB but not yet effective are not expected to have a material impact on the Company’s consolidated financial statements.

32.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of these consolidated financial statements in conformity with IFRS Accounting Standards requires us to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

(a)	Significant judgements in applying accounting policies

In applying our accounting policies, we have made the following judgements that have the most significant effect on the amounts recognized in these consolidated financial statements:

Business combination accounting – Musselwhite Mine

We exercised judgement in determining that the February 28, 2025, acquisition of Musselwhite Mine Ltd. constituted a business as defined in IFRS 3, rather than an asset acquisition. This assessment required consideration of whether the acquired set of activities and assets included substantive processes that, together with the acquired inputs, were capable of contributing to the creation of outputs.

In making this determination, we considered that the acquisition included an operating underground mine with an established workforce, mining and processing infrastructure, operating permits, life-of-mine plans and the ability to generate outputs in the form of gold production. We concluded that these elements represented more than a collection of assets.

We also exercised judgement in identifying the assets acquired and liabilities assumed and in determining which items met the recognition criteria at the acquisition date, including site closure obligations, deferred tax balances and other acquisition-date adjustments. These judgements affected the recognition, measurement and subsequent accounting of the acquired assets and liabilities.

Gold prepay arrangements

We exercised judgement in determining the appropriate accounting for the gold prepay arrangements entered into in connection with the Musselwhite acquisition. This required evaluation of whether the arrangements represented financial liabilities within the scope of IFRS 9 or contracts with customers within the scope of IFRS 15.

In making this determination, we considered the contractual terms, including the requirement to deliver specified quantities of gold over time, the absence of any contractual obligation or economic compulsion to settle the arrangements in cash, and our intent and ability to deliver gold from our own production. Based on this assessment, we concluded that the gold prepay arrangements represent contracts with customers and recognized the upfront consideration received as deferred revenue, to be recognized in revenue as gold is delivered.

Convertible notes and related instruments

The Company issued convertible notes as part of the financing for the acquisition. We exercised judgement in evaluating the contractual terms of the convertible notes and related instruments issued as part of the acquisition financing to determine their appropriate classification and measurement under IAS 32 and IFRS 9.

This assessment required us to identify and separate the components of the overall arrangement, including the host debt liability, the holders’ conversion option,

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

the Company’s redemption right and the warrants issued in connection with the notes. We also exercised judgement in assessing whether the warrants met the “fixed-for-fixed” equity classification criterion in IAS 32, taking into account the Company’s functional currency.

Based on our analysis of the terms of the convertible notes, we determined that the instrument should be separated into four components: (i) a host debt liability measured at amortized cost, (ii) a component of equity for the investor’s conversion feature, (iii) a derivative asset for the Company’s redemption right, and (iv) warrants, which we classified as a financial liability. Judgement was required in identifying, classifying, and measuring each component under IFRS 9 «Financial Instruments» and IAS 32 «Financial Instruments: Presentation».

Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties that would require an impairment test.

For E&E properties, we consider factors such as our rights to explore, planned expenditures, changes in mineral resources and mineral reserves, metal prices, costs, market capitalization and interest rates to determine whether the carrying amount may not be recoverable.

For mineral properties, we consider external factors such as changes in technology, markets, economic conditions, legal and regulatory environments and interest rates, as well as internal factors including operating performance, life-of-mine plans, plans to discontinue or restructure operations, restrictions on access and political or environmental considerations.

We also apply judgement in assessing title to, and renewal of, mineral concessions, including situations where renewal applications have been submitted and are awaiting approval. In making this assessment, we consider customary practices in the applicable jurisdictions, our continued compliance with regulatory requirements and the ongoing acceptance of our activities by the relevant authorities.

Hedge accounting

We exercised judgement in determining that forecast Canadian-dollar expenditures are highly probable and therefore eligible for hedge accounting, and that the designated foreign exchange forward contracts are expected to be highly effective in offsetting changes in the related cash flows.

Functional currency

We determined the functional currency of the Company and its subsidiaries based on the primary economic environment in which each entity operates. During the year, we reassessed the functional currency of the parent entity in connection with the acquisition of Musselwhite Mine and the resulting changes in our operations and financing activities.

Effective February 28, 2025, the functional currency of the parent entity, Orla Mining Ltd, changed from Canadian dollars to United States dollars, following the acquisition of Musselwhite Mine Ltd. and the entering into of a gold prepay facility. These events resulted in the majority of the parent entity’s revenues, costs, and financing activities being denominated in US dollars. In accordance with IAS 21, this change is accounted for prospectively, with all assets, liabilities, and equity of Orla Mining Ltd. translated into US dollars at the exchange rate on that date.

Exposure to future variable lease payments

The Company is exposed to future cash outflows not reflected in lease liabilities, primarily related to variable lease payments. The majority of our mining contractor arrangements are variable in nature, and we expect this structure to continue for the foreseeable future.

(b)	Key sources of estimation uncertainty

The following assumptions and estimates have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

Fair value of assets acquired and liabilities assumed in a business combination

The fair value of assets acquired and liabilities assumed in a business combination is a significant estimate.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Upon the acquisition of Musselwhite Mine Ltd, we were required to recognize the identifiable assets acquired and liabilities assumed at their acquisition date fair values in accordance with IFRS 3. Determining those fair values required us to apply valuation techniques and significant assumptions, particularly for property, plant and equipment, inventory, site closure obligations and deferred tax balances.

The fair values assigned to property, plant and equipment, and mineral property interests, required significant estimates regarding mineral reserves and mineral resources, future production profiles, long-term gold prices, operating and capital costs, metallurgical recoveries, foreign exchange rates, discount rates and the expected remaining mine life.

The fair value of inventory required estimates of quantities, grades, recoveries and selling prices less costs to complete and sell.

The measurement of site closure obligations required estimates of the timing and amount of future closure cash flows, inflation rates and discount rates.

Deferred tax amounts recognized on acquisition were affected by the estimated fair values allocated to the underlying assets and liabilities and the related tax bases.

These estimates are inherently uncertain and could change as additional information becomes available. The use of different assumptions could have resulted in materially different amounts being recognized on acquisition.

Mineral resource and mineral reserve estimates

Mineral resource and mineral reserve estimates represent a key source of estimation uncertainty. These estimates affect the determination of technical feasibility and commercial viability, depreciation and depletion of producing assets, impairment assessments and the timing and measurement of site closure and rehabilitation provisions. Changes in geological interpretation, mining performance, metallurgical recovery, operating and capital cost assumptions, permitting considerations or commodity prices could result in material adjustments.

Valuation of production inventory

The valuation of production inventory, including the determination of its net realizable value, requires significant estimates. In heap leach operations, these estimates include tonnes stacked, rock densities, grades, recovery rates and leach kinetics used to estimate recoverable metal on the leach pad. Changes in these assumptions may result in adjustments to inventory balances and cost of sales.

Impairment of non-current assets

When impairment testing is required, recoverable amounts are estimated using valuation techniques that involve assumptions regarding metal prices, production profiles, operating and capital costs, discount rates, foreign exchange rates, mineral reserve and resource estimates and closure costs. Changes in these assumptions could result in a material adjustment.

Site closure and rehabilitation provisions

Site closure and rehabilitation provisions are measured at the present value of estimated future cash outflows. Significant estimates include the timing and extent of closure activities, future cost estimates, inflation assumptions and discount rates. Changes in these estimates could result in a material adjustment.

Fair value of financial instruments

Certain financial instruments are measured at fair value using valuation techniques that incorporate assumptions such as discount rates, credit spreads, share price volatility and expected lives. Changes in these assumptions could result in material changes in fair value.

Contingent consideration

Contingent consideration arising from the Musselwhite acquisition is measured at fair value at each reporting date, with changes recognized in profit or loss. Measurement requires estimates of future gold prices and other valuation inputs. Changes in these estimates could result in a material adjustment.

Deferred revenue

Deferred revenue related to gold prepay arrangements is recognized as revenue when gold is delivered. The

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

timing of revenue recognition depends on estimates of future delivery schedules and production forecasts. Changes in these estimates could affect the timing of revenue recognition.

Income taxes

The determination of income tax expense and related balances requires estimates and judgement, including the expected manner of recovery and settlement of assets and liabilities and the interpretation of tax legislation. Changes in estimates or the outcome of tax audits could result in a material adjustment.

The recognition of deferred tax liabilities on temporary differences was based on estimates of the underlying tax bases of Musselwhite Mine. Our assessments of the recoverability of any deferred tax assets arising from the acquisition were based on our views of future taxable income and will in future consider additional tax planning strategies. These estimates are sensitive to changes in metal prices, production volumes, and changes in Canadian tax laws and rates.

Recoverability of indirect taxes

Indirect taxes recoverable are recognized based on our estimate of amounts expected to be recovered from tax authorities. Changes in legislation, audit outcomes or recovery expectations could result in a material adjustment.

SCHEDULE B

Unaudited Interim Consolidated Financial Statements of Orla Mining Ltd.

for the three-month period ended March 31, 2026 and 2025

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

	March 31, 2026	December 31, 2025
ASSETS

Current assets

Cash	$427,349	$420,776

Trade and other receivables	6,351	9,906

Derivative assets (note 13)	33,000	32,000

Value added taxes recoverable (note 9)	22,884	16,684

Inventory (note 8)	96,926	85,718

Prepaid expenses	6,954	6,036

	593,464	571,120

Property, plant and equipment (note 12)	1,325,921	1,320,739

Exploration and evaluation properties (note 11)	181,948	181,948

Other non-current assets	6,110	4,526

TOTAL ASSETS	$2,107,443	$2,078,333

LIABILITIES

Current liabilities

Trade payables and accrued liabilities (note 14)	$143,563	$111,924

Derivative liabilities (note 13)	228,843	181,877

Current portion of long term debt (note 15)	20,000	20,000

Deferred revenue (note 16)	129,215	125,354

Income taxes payable	40,677	90,686

	562,298	529,841

Derivative liabilities (note 13)	—	18,260

Long term debt (note 15)	286,073	335,735

Lease obligations (note 17)	9,134	6,347

Deferred revenue (note 16)	141,932	175,647

Site closure provisions (note 18)	106,169	106,848

Other long term liabilities	1,547	4,614

Deferred tax liabilities	243,862	244,887

TOTAL LIABILITIES	1,351,015	1,422,179

SHAREHOLDERS’ EQUITY

Share capital (note 19)	570,765	544,398

Reserves	21,103	22,590

Accumulated other comprehensive loss	(3,830)	(3,840)

Retained earnings	168,390	93,006

TOTAL SHAREHOLDERS’ EQUITY	756,428	656,154

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,107,443	$2,078,333

/s/ Jason Simpson	/s/ Elizabeth McGregor

Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited - thousands of United States dollars, except per-share amounts)

	Three months ended March 31

	2026	2025

REVENUE (note 3)	$378,880	$140,670

COST OF SALES

Operating costs (note 4(a))	(95,407)	(48,272)

Depletion and depreciation	(47,728)	(16,799)

Royalties (note 4(b))	(12,447)	(3,345)

	(155,582)	(68,416)

EARNINGS FROM MINING OPERATIONS	223,298	72,254

EXPLORATION AND EVALUATION (note 5)	(6,032)	(8,879)

GENERAL AND ADMINISTRATIVE EXPENSES (note 6)	(11,481)	(15,802)

OTHER

Interest income	3,834	1,825

Depreciation	(174)	(120)

Share based payments (note 21)	(4,386)	(3,318)

Interest and accretion expense (note 7)	(13,714)	(6,799)

Fair value adjustments on financial instruments (note 13)	(46,650)	(80,725)

Foreign exchange gain (loss)	134	(2,427)

Other gains (losses)	(1,214)	(16)

	(62,170)	(91,580)

INCOME (LOSS) BEFORE TAXES	143,615	(44,007)

Income taxes (note 28)	(68,210)	(25,825)

INCOME (LOSS) FOR THE PERIOD	$75,405	$(69,832)

Items that may in future be reclassified to profit or loss:

Fair value loss on cash flow hedging instruments	(1,436)	—

Other	10	(16)

TOTAL COMPREHENSIVE INCOME (LOSS)	$73,979	$(69,848)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 20)

Basic (millions)	344.2	322.4

Diluted (millions)	399.5	322.4

EARNINGS (LOSS) PER SHARE (note 20)

Basic	$0.22	$(0.22)

Diluted	$0.20	$(0.22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended March 31

	2026	2025
OPERATING ACTIVITIES

Income (loss) for the period	$75,405	$(69,832)

Adjustments for items not affecting cash:

Depreciation and depletion	47,902	16,919

Share based payments expense (note 21)	4,386	3,318

Fair value adjustments on financial instruments (note 13)	46,650	80,725

Deliveries of metal under the gold prepay (note 16)	(35,834)	(11,535)

Unrealized foreign exchange loss	291	2,565

Other	1,318	43

Adjustments for:

Advance received under the gold prepay (note 16)	—	384,402

Interest and accretion expense (note 7)	13,714	6,799

Income tax expense	68,210	25,825

Income taxes paid	(92,980)	(32,979)

Income tax instalments paid	(25,575)	(5,020)

Cash provided by operating activities before changes in non-cash working capital	103,487	401,230

Changes in non-cash working capital (note 23(b))	8,901	10,235

Cash provided by operating activities	112,388	411,465

INVESTING ACTIVITIES

Cash paid for acquisition of Musselwhite Mine Ltd.	—	(798,504)

Contingent consideration payment	(9,000)	—

Purchase of plant and equipment	(19,398)	(10,731)

Expenditures on mineral properties	(30,122)	(6,932)

Deposits and payments on long term assets	(1,584)	618

Cash used in investing activities	(60,104)	(815,549)

FINANCING ACTIVITIES

Contingent consideration payment	(11,000)	—

Repayments of Credit Facility (note 15)	(35,000)	—

Proceeds from Credit Facility (note 15)	—	250,000

Convertible notes issued (note 15)	—	200,000

Transaction costs related to the Credit Facility (note 15)	—	(1,186)

Settlement of gold forward contracts	—	(23,587)

Proceeds from exercise of stock options and warrants	7,996	5,286

Interest paid	(5,240)	(2,822)

Lease payments	(1,187)	(212)

Cash provided by (used in) financing activities	(44,431)	427,479

Effects of exchange rate changes on cash	(1,280)	(13)

Net increase in cash	6,573	23,382

Cash, beginning of period	420,776	160,849

CASH, END OF PERIOD	$427,349	$184,231

 Supplemental cash flow information (note 23)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares
	Number of shares (thousands)	Amount	Share based payments reserve	Hedge reserve	Warrants reserve	Equity component of convertible notes issued	Total	Accumulated Other Comprehensive Income (loss)	Accumulated deficit	Total

Balance at January 1, 2025	321,678	$494,833	$12,131	$—	$13,051	$—	$25,182	$(3,783)	$(8,787)	$507,445

Equity component of convertible notes	—	—	—	—	—	1,000	1,000	—	—	1,000

Warrants exercised (note 19)	461	1,304	—	—	(98)	—	(98)	—	—	1,206

Options exercised (note 21)	1,436	5,814	(1,734)	—	—	—	(1,734)	—	—	4,080

RSUs issued upon vesting (note 21)	98	440	(440)	—	—	—	(440)	—	—	—

Share based payments (note 21)	—	—	1,222	—	—	—	1,222	—	—	1,222

Loss for the period	—	—	—	—	—	—	—	—	(69,832)	(69,832)

Other comprehensive loss	—	—	—	—	—	—	—	(16)	—	(16)

Balance at March 31, 2025	323,673	$502,391	$11,179	—	$12,953	$1,000	$25,132	$(3,799)	$(78,619)	$445,105

Balance at January 1, 2026	340,137	$544,398	$12,845	$(127)	$8,872	$1,000	$22,590	$(3,840)	$93,006	$656,154

Conversion of convertible notes	3,314	13,093	—	—	—	—	—	—	—	13,093

Hedging loss transferred to inventory	—	—	—	250	—	—	250	—	—	250

Warrants exercised (note 19)	2,188	11,435	—	—	(422)	—	(422)	—	—	11,013

Options exercised (note 21)	26	146	(41)	—	—	—	(41)	—	—	105

RSUs issued upon vesting (note 21)	262	1,693	(1,693)	—	—	—	(1,693)	—	—	—

Share based payments (note 21)	—	—	1,855	—	—	—	1,855	—	—	1,855

Income for the period	—	—	—	—	—	—	—	—	75,405	75,405

Dividends declared	—	—	—	—	—	—	—	—	(21)	(21)

Other comprehensive income (loss)	—	—	—	(1,436)	—	—	(1,436)	10	—	(1,426)

Balance at March 31, 2026	345,927	$570,765	$12,966	$(1,313)	$8,450	$1,000	$21,103	$(3,830)	$168,390	$756,428

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 2020, 666 Burrard Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Musselwhite Mine in Ontario, Canada, the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Carlin Complex in Nevada, USA, and the Cerro Quema gold project in Panama.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these condensed interim consolidated financial statements of the Company in accordance with IAS 34 «Interim Financial Reporting» as issued by the International Accounting Standards Board, and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. In these financial statements, $ means United States dollars and C$ means Canadian dollars.

On May 8, 2026, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

(b)	Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At March 31, 2026, the main operating subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Principal activity	Ownership	Location
Musselwhite Mine Ltd.	Production	100%	Canada

Minera Camino Rojo SA de CV	Production	100%	Mexico

Gold Standard Ventures (US) Inc.	Exploration	100%	USA

Minera Cerro Quema SA	Exploration	100%	Panama

(d)	Material accounting policy information

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2025 and 2024.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025.

(e)	Significant judgements and estimates

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2025.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

3.	REVENUE

	Three months ended March 31
	2026	2025
Gold	$373,034	$135,137
Silver	5,846	5,533

Revenue	$378,880	$140,670

Customer A	$176,922	$39,633
Customer B	146,864	64,078
Customer C	26,629	25,914
Others	28,465	11,045

Revenue	$378,880	$140,670

During the three months ended March 31, 2026, two customers each contributed more than 10% of total revenues for a combined total of approximately 85% of revenues. The Company is not economically dependent on any specific customers for the sale of its product because gold can be sold through numerous gold traders worldwide.

4.	COST OF SALES

(a)	Operating costs

	Three months ended March 31
	2026	2025
Mining and processing costs	$94,991	$47,253
Refining and transportation costs	416	1,019

	$95,407	$48,272

(b)	Royalties

	Three months ended March 31
	2026	2025
Camino Rojo Oxide NSR royalty	$1,746	$1,835
Mexican Extraordinary Mining Duty	884	930
Musselwhite royalty	9,817	580

	$12,447	$3,345

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

5.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended March 31
	2026	2025
Camino Rojo	$907	$1,534
Musselwhite	1,076	225
South Railroad	2,757	3,542
Cerro Quema	1,181	3,443
Other	111	135

	$6,032	$8,879

6.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31
	2026	2025
Office and administrative	$1,267	$1,231
Professional fees	7,034	11,355
Regulatory and transfer agent	350	475
Salaries and benefits	2,830	2,741

	$11,481	$15,802

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

7.	INTEREST AND ACCRETION EXPENSE

	Three months ended March 31
	2026	2025
Interest expense
Amended Credit Facility (note 15)	$2,800	$1,650
Convertible notes (note 15)	2,078	764
Interest expense on lease liabilities (note 17)	214	49
Other	148	430

Interest expense	5,240	2,893

Accretion expense
Accretion of site closure provisions (note 18)	1,071	378
Deferred revenue (note 16)	5,980	3,050
Convertible notes (note 15)	1,324	445
Credit Facility inception costs (note 15)	99	33

Accretion expense	8,474	3,906

Interest and accretion expense	$13,714	$6,799

8.	INVENTORY

	March 31, 2026	December 31, 2025
Stockpiled ore	$8,844	$6,422
In-process inventory	44,594	38,687
Finished goods inventory	10,718	11,289
Materials and supplies	32,770	29,320

	$96,926	$85,718

Included within inventory at March 31, 2026 is $16.7 million of depreciation and depletion (December 31, 2025 — $17.3 million).

During the three months ended March 31, 2026, inventories recognized as an expense totaled $137.3 million (three months ended March 31, 2025 — $63.9 million) and are included within cost of sales.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

9.	VALUE ADDED TAXES RECOVERABLE

	March 31, 2026	December 31, 2025
Canada	$15,923	$7,991
Mexico	6,961	8,693
	$22,884	$16,684

10.	ACQUISITION OF MUSSELWHITE MINE

On February 28, 2025, the Company acquired all the outstanding shares of a wholly-owned subsidiary (“Musselwhite Mine Ltd.”) of Newmont Corporation that owned a 100% interest in the Musselwhite Mine in northern Ontario (the “Transaction”). We accounted this acquisition as a business combination under IFRS 3 «Business Combinations».

Consideration for the purchase consisted of an upfront payment of $810 million (subject to customary adjustments for working capital and timing of closing) and up to $40 million in contingent consideration. The upfront payment was financed through the following sources:

•

$250 million from a syndicate of lenders comprised of the Bank of Nova Scotia, the Bank of Montreal, the Canadian Imperial Bank of Commerce and ING Capital LLC, (consisting of $150 million from the Amended Revolving Facility and $100 million from the Term Facility) (note 15(a)),

•	$360 million gold prepayment (the “Gold Prepayment”) from a syndicate of lenders (note 16), and

•	$200 million in senior unsecured convertible notes (the “Convertible Notes”) (note 15(b)).

The contingent consideration consists of:

•	$20 million to be paid if the average spot price of gold exceeds $2,900/oz for the one-year period ending February 28, 2026, and
•	$20 million to be paid if the average spot price of gold exceeds $3,000/oz for the one-year period ending February 28, 2027.

The purchase consideration was calculated as follows:

Upfront cash payments made by the Company	$794,130
Fair value of contingent consideration (note 13(a))	17,000
Total purchase consideration	$811,130

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The following table sets out the allocation of the purchase consideration to the assets acquired and liabilities assumed based on estimated fair values:

Trade and other receivables	$4,636
Value added taxes recoverable	15
Inventory	38,847
Prepaid expenses	84
Property, plant and equipment	1,097,442
Trade payables and accrued liabilities	(42,280)
Site closure provision	(49,709)
Deferred tax liabilities	(237,905)
Total assets acquired and liabilities assumed, net	$811,130

11.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the South Carlin Complex in Nevada, United States, and the Cerro Quema Project in Panama.

	South Railroad	Cerro Quema	Total

At December 31, 2025 and March 31, 2026	$171,948	$10,000	$181,948

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	PROPERTY, PLANT AND EQUIPMENT

	Producing mineral property	Deferred stripping	Buildings	Machinery and equipment	Other assets	Other right of use assets	CIP [1]	Total

Cost

At January 1, 2025	$142,461	$—	$83,477	$56,943	$3,535	$3,235	$5,341	$294,992

Additions	82,409	5,025	1,845	13,583	6,896	10,782	12,748	133,288

Transfers	1,306	—	1,224	2,202	216	—	(4,948)	—

Acquisition of Musselwhite Mine	883,296	—	50,691	155,483	4,506	—	3,466	1,097,442

Change in site closure provision (note 18)	43,838	—	—	—	—	—	—	43,838

Due to changes in exchange rates	—	—	—	—	(1)	(3)	—	(4)

Disposals	—	—	(571)	(2,514)	(137)	(517)	—	(3,739)

At December 31, 2025	1,153,310	5,025	136,666	225,697	15,015	13,497	16,607	1,565,817

Additions	30,122	—	—	1,325	8	6,186	18,065	55,706

Transfers	317	—	225	1,852	245	—	(2,639)	—

Change in site closure provision (note 18)	(1,750)	—	—	—	—	—	—	(1,750)

Derecognition	—	—	—	—	—	(60)	—	(60)

Disposals	—	—	(12)	(1,206)	(472)	(78)	—	(1,768)

At March 31, 2026	$1,181,999	$5,025	$136,879	$227,668	$14,796	$19,545	$32,033	$1,617,945

Accumulated depreciation

At December 31, 2024	$43,823	$—	$26,595	$19,139	$1,786	$1,064	$—	$92,407

Disposals	—	—	(79)	(2,183)	(74)	(309)	—	(2,645)

Depletion and depreciation	114,636	205	14,577	22,316	1,666	1,916	—	155,316

At December 31, 2025	158,459	205	41,093	39,272	3,378	2,671	—	245,078

Disposals	—	—	—	(300)	(60)	(78)	—	(438)

Depletion and depreciation	35,896	149	3,408	6,597	512	822	—	47,384

At March 31, 2026	$194,355	$354	$44,501	$45,569	$3,830	$3,415	$—	$292,024

Net book value

At December 31, 2025	$994,851	$4,820	$95,573	$186,425	$11,637	$10,826	$16,607	$1,320,739

At March 31, 2026	$987,644	$4,671	$92,378	$182,099	$10,966	$16,130	$32,033	$1,325,921

[1]	CIP = Construction in progress

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	DERIVATIVE CONTRACTS

	Gold forward contracts	Currency contracts	Redemption right asset	Contingent consideration liability	Warrants liability	Total

			note 13(c)	note 13(a)	note 13(b)

At January 1, 2025	$3,138	$—	$—	$—	$—	$3,138

Recognized at February 28, 2025 (note 15(b))	—	—	18,000	(17,000)	(50,000)	(49,000)

Change in fair value during the year	(26,725)	—	14,000	(21,010)	(112,000)	(145,735)

Settled during the year	23,587	—	—	—	—	23,587

Changes in fair value of hedging instruments	—	(889)	—	—	—	(889)

Hedging gains and losses transferred to inventory	—	762	—	—	—	762

At December 31, 2025	—	(127)	32,000	(38,010)	(162,000)	(168,137)

Settled during the period	—	—	(2,992)	20,000	3,122	20,130

Changes in fair value of hedging instruments	—	(1,436)	—	—	—	(1,436)

Hedging gains and losses transferred to inventory	—	250	—	—	—	250

Change in fair value during the period	—	—	3,992	(520)	(50,122)	(46,650)

At March 31, 2026	$—	$(1,313)	$33,000	$(18,530)	$(209,000)	$(195,843)

Presented as:

Current assets	$—	$—	$33,000	$—	$—	$33,000

Current liabilities	—	(1,313)	—	(18,530)	(209,000)	(228,843)

At March 31, 2026	$—	$(1,313)	$33,000	$(18,530)	$(209,000)	$(195,843)

(a)	Contingent consideration

The consideration for the purchase of Musselwhite Mine Ltd. includes contingent consideration comprising (i) a payment of $20 million if the average spot price of gold exceeds $2,900 per ounce during the one-year period ending February 28, 2026, and (ii) an additional $20 million if the average spot price of gold exceeds $3,000 per ounce during the one-year period ending February 28, 2027. Accordingly, the maximum payment possible under this contingent consideration is $40 million.

During the three months ended March 31, 2026, the condition associated with the first contingent payment was met, and the Company paid $20 million on March 12, 2026. As a result, the liability associated with this portion of the contingent consideration has been extinguished.

The remaining contingent consideration of up to $20 million continues to be recognized as a financial liability and is measured at fair value at each reporting date.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In accordance with IFRS 3 «Business Combinations», contingent consideration is recognized at its acquisition date fair value. Subsequent changes in the fair value of contingent consideration that are within the scope of IFRS 9 «Financial Instruments» and do not relate to information existing at the acquisition date are recognized in profit or loss.

The fair value of the remaining contingent consideration is estimated using a Monte Carlo simulation model, which simulates future gold prices under the assumption that gold prices follow a Geometric Brownian Motion in a risk-neutral framework.

(b)	Warrants liability

Pursuant to the issuance of the convertible notes (note 15), the Company issued 23,392,397 common share purchase warrants on February 28, 2025. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of C$11.50 per common share. The warrants will expire on February 28, 2030.

Under IAS 32 «Financial Instruments: Presentation», the warrants do not meet the criteria for classification as equity because they are denominated in a currency other than the Company’s functional currency. As a result, we account for these warrants as derivative financial liabilities in accordance with IFRS 9 «Financial Instruments» and measure them at fair value through profit or loss at each reporting date. We present the warrant liability as a current liability on our balance sheet.

	Number	Fair value

At January 1, 2025	—	$—

Issued	23,392,397	50,000

Change in fair values during the year	—	112,000

At December 31, 2025	23,392,397	162,000

Exercised	(396,202)	(3,122)

Change in fair values during the period	—	50,122

At March 31, 2026	22,996,195	$209,000

The fair value of the warrant liability was estimated using the binomial tree method, using the following key assumptions:

	March 31, 2026		December 31, 2025

Volume weighted average price	C$	22.05	C$	18.50

Exercise price	C$	11.50	C$	11.50

Implied volatility		50.0%		45.0%

Risk-free interest rate		3.0%		2.9%

Term to maturity (years)		3.9		4.2

(c)	Redemption Right

As part of the issuance of the convertible notes on February 28, 2025 (note 15(b)), the Company retained a contractual redemption right, under which it may prepay the convertible notes at its discretion after the 18-month anniversary of

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

issuance, provided that the 20-day volume-weighted average price (“VWAP”) of the Company’s common shares is at least 130% of the conversion price in effect at the time of redemption.

This embedded redemption feature is considered a derivative instrument that is not closely related to the host debt contract and is accounted for separately under IFRS 9 «Financial Instruments». Accordingly, the redemption right is recognized as a derivative financial asset and measured at fair value through profit or loss.

The fair value of the redemption right considers factors such as the prevailing market price of the Company’s shares, share price volatility, time to maturity, credit risk, and the likelihood of meeting the VWAP redemption condition.

14.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2026	December 31, 2025

Trade payables and accrued trade liabilities	$72,354	$54,424

Royalties payable	33,526	26,936

Payroll related	30,255	19,527

Current portion of lease obligations (note 17)	6,082	4,173

Dividends payable	—	5,102

Other	1,346	1,762

	$143,563	$111,924

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	LONG TERM DEBT

	Revolving facility	Term facility	Convertible notes	Total

	note 15(a)	note 15(a)	note 15(b)

At January 1, 2025	—	—	—	—

Advances	150,000	100,000	—	250,000

Proceeds for liability component of convertible notes issued	—	—	167,000	167,000

Loan repayments	(60,000)	(5,000)	—	(65,000)

Transaction costs paid	(1,186)	—	—	(1,186)

Accretion expense	330	—	4,591	4,921

Interest expense	7,534	6,233	7,545	21,312

Interest paid	(7,534)	(6,233)	(7,545)	(21,312)

At December 31, 2025	$89,144	$95,000	$171,591	$355,735

Conversion	—	—	(16,085)	(16,085)

Loan repayments	(30,000)	(5,000)	—	(35,000)

Accretion expense	99	—	1,324	1,423

Interest expense	1,188	1,612	2,078	4,878

Interest paid	(1,188)	(1,612)	(2,078)	(4,878)

At March 31, 2026	$59,243	$90,000	$156,830	$306,073

Current	$—	$20,000	$—	$20,000

Non-current	59,243	70,000	156,830	286,073

	$59,243	$90,000	$156,830	$306,073

(a)	Credit Facility

The Company has a senior secured credit facility (the “Credit Facility”) with a syndicate of lenders, comprised of a $100 million term facility (the “Term Facility”) and a $150 million revolving facility (the “Revolving Facility”). The Term Facility became available on February 28, 2025, and has a three-year term. The Company is required to make quarterly principal repayments of $5 million commencing on December 31, 2025, with the remaining balance due at maturity.

The Revolving Facility matures on August 27, 2027. Borrowings under the Revolving Facility bear interest at a rate based on term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75%, depending on the Company’s leverage ratio at the end of each fiscal quarter. For the three months ended March 31, 2026, the average interest rate on the Revolving Facility was 6.8% per annum (three months ended March 31, 2025 – 7.9%).

The Company also pays a standby fee on the undrawn portion of the Revolving Facility at a rate ranging from 0.56% to 0.84%, depending on the leverage ratio. At March 31, 2026, there was an undrawn amount of $90 million under the Revolving Facility.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Credit Facility is secured by the Company’s present and future assets, property and proceeds thereof, other than the present and future assets of Minera Cerro Quema, which are excluded from the collateral package. Under the terms of the Credit Facility, the Company may not declare, pay or set aside dividends unless specified financial covenants and ratios are satisfied.

The Credit Facility contains customary affirmative and negative covenants, including the following financial covenants, each as defined in the related agreements:

•	leverage ratio of not more than 3.5;

•	interest service coverage ratio of not less than 4.0;

•	tangible net worth of not less than $278.6 million; and

•	minimum liquidity of not less than $15.0 million.

As at March 31, 2026, the Company was in compliance with these covenants.

(b)	Convertible notes

On February 28, 2025, the Company issued $200 million of unsecured senior convertible notes on a private placement basis. The convertible notes mature on March 1, 2030, and bear interest at 4.5% per annum, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The convertible notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a conversion price of C$7.90 per share at a fixed exchange rate of 1.40 C$/US$ (=US$5.64) per share, subject to certain anti-dilution adjustments.

After August 28, 2026, the Company may redeem the convertible notes at par together with accrued interest, provided that the 20-day volume weighted average price of the Company’s common shares is not less than 130% of the conversion price.

In the event of a change of control, the holders have the right to require the Company to purchase its outstanding convertible notes at a cash purchase price equal to the lesser of (a) all remaining interest payable from the date of redemption up to and including the maturity date plus 100% of the principal amount, and (b) all accrued and unpaid interest on the principal amount up to and including the redemption date plus 104.5% of the principal amount.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	DEFERRED REVENUE

	Gold prepay arrangements	Silver stream arrangement	Total

At January 1, 2025	$—	$8,665	$8,665

Prepayments received	384,402	—	384,402

Gold delivered	(117,013)	—	(117,013)

Accretion expense	24,460	487	24,947

At December 31, 2025	291,849	9,152	301,001

Gold delivered	(35,834)	—	(35,834)

Accretion expense	5,860	120	5,980

At March 31, 2026	$261,875	$9,272	$271,147

Current	$129,215	$—	$129,215

Non-current	132,660	9,272	141,932

	$261,875	$9,272	$271,147

Gold prepay arrangements

On February 26, 2025, the Company entered into gold prepay agreements with a syndicate of lenders.

The gold prepay arrangements are accounted for as contracts with customers in accordance with IFRS 15 «Revenue from Contracts with Customers» because these contracts will be fulfilled by the Company, over time, by delivering its own production to the counterparties as per the gold prepay arrangement.

The carrying amount of the deferred revenue is accreted to the estimated transaction price using an average effective interest rate of 8.4%. The estimated transaction price is determined based on the gold forward prices from accepted market resources. As gold is delivered to the lenders each month, revenue is credited to profit or loss, and the offsetting amount is charged to deferred revenue.

Deliveries during the period

	Three months ended March 31

	2026	2025

Ounces delivered into the prepay agreements	12,074	4,025

Revenue recognized	$35,834	$11,535

As at March 31, 2026, there were a total of 92,567 ounces of gold remaining to be delivered to the lenders at a rate of approximately 4,025 ounces per month until February 2028.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles, and buildings. Leases of mining equipment generally have lease terms of three years, while vehicles and buildings generally have lease terms between three and five years.

(a)	Lease obligations

At January 1, 2025	$2,179

Additions	10,780

Interest expense (note 7)	529

Lease payments	(3,018)

Derecognition	(64)

Due to changes in exchange rates	114

At December 31, 2025	10,520

Additions	6,186

Interest expense (note 7)	214

Lease payments	(1,401)

Derecognition	(60)

Due to changes in exchange rates	(243)

At March 31, 2026	$15,216

Current	$6,082

Non-current	9,134

$15,216

(b)	Lease expenses recognized

	Three months ended March 31
	2026	2025

Interest on lease liabilities	$214	$49

Variable lease payments not included in the measurement of lease liabilities	5,707	5,778

Expenses relating to short-term leases	398	202

Expenses relating to leases of low-value assets, excluding short-term leases	14	13

	$6,333	$6,042

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	SITE CLOSURE PROVISIONS

	Musselwhite Mine	Camino Rojo	Nevada projects	Cerro Quema Project	Total

At January 1, 2025	$—	$6,553	$2,708	$500	$9,761

Acquisition of Musselwhite Mine	49,709	—	—	—	49,709

Required remeasurement under IAS 37	46,462	—	—	—	46,462

Changes in cost estimates	(3,197)	573	474	—	(2,150)

Accretion during the year (note 7)	2,416	534	116	—	3,066

At December 31, 2025	95,390	7,660	3,298	500	106,848

Changes in cost estimates	(1,609)	(141)	—	—	(1,750)

Accretion during the period (note 7)	839	190	42	—	1,071

At March 31, 2026	$94,620	$7,709	$3,340	$500	$106,169

		Estimated settlement dates	Undiscounted risk-adjusted cash flows	Inflation rate	Discount rate

March 31, 2026	Musselwhite Mine	2029 to 2074	$119,282	2.0%	3.6%

	Camino Rojo	2033 to 2047	$ 13,617	4.0%	9.5%

	Nevada projects	2037 to 2039	$ 3,435	2.4%	4.1%

	Cerro Quema		$ 500	—	—

December 31, 2025	Musselwhite Mine	2029 to 2074	$121,310	2.0%	3.6%

	Camino Rojo	2033 to 2047	$ 13,072	3.7%	8.5%

	Nevada projects	2037 to 2039	$ 3,349	2.4%	4.0%

	Cerro Quema		$ 500	—	—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

19.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Warrants

The following summarizes information about shares issuable upon the exercise of warrants outstanding during the period.

Warrants classified as equity

	Shares issuable upon exercise			Weighted average exercise price

Expiry date	18-Dec-26	23-Feb-26	Total

Exercise price	C$3.00	C$7.94

At January 1, 2025	25,540,000	315,000	25,855,000	C$	3.06

Issued	—	—	—	C$	—

Exercised	(16,012,500)	(133,875)	(16,146,375)	C$	3.04

At December 31 2025	9,527,500	181,125	9,708,625	C$	3.09

Expired	—	(3,150)	(3,150)	C$	7.94

Exercised	(1,614,167)	(177,975)	(1,792,142)	C$	3.49

At March 31, 2026	7,913,333	—	7,913,333	C$	3.00

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Warrants classified as financial liabilities

	Shares issuable upon exercise	Weighted average exercise price

Expiry date Exercise price	28-Feb-2030 (note 13(b)) C$11.50

At January 1, 2025	—	C$	—

Issued	23,392,397	C$	11.50

At December 31 2025	23,392,397	C$	11.50

Exercised	(396,202)	C$	11.50

At March 31, 2026	22,996,195	C$	11.50

Because the parent entity’s functional currency was US dollars when these warrants were issued and these warrants are exercisable in Canadian dollars, we concluded these were financial liabilities.

20.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three months ended March 31, 2026 and 2025 as follows:

(a)	Basic

	Three months ended March 31

	2026	2025

Income (loss) for the period	$75,405	$(69,832)

Weighted average number of common shares (thousands)	344,190	322,350

Basic earnings (loss) per share	$0.22	$(0.22)

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Diluted

	Three months ended March 31

	2026	2025

Income (loss) for the period	$75,405	$(69,832)

Interest and accretion expense on convertible notes (note 7)	3,402	—

Income (loss) for the period - diluted	$78,807	$(69,832)

Weighted average number of common shares (thousands)	344,190	322,350

Dilutive potential ordinary shares:

Warrants	18,551	—

Options	1,321	—

Convertible notes	33,215	—

RSUs	865	—

DSUs	828	—

Bonus shares	500	—

Weighted average number of ordinary shares	399,470	322,350

Diluted earnings (loss) per share	$0.20	$(0.22)

Potential ordinary shares arising from conversion of convertible notes (12,602,000), warrants (17,838,000), stock options (1,587,000), RSUs (724,000), DSUs (898,000) and 500,000 bonus shares are not included in the calculation of diluted loss per share for the three months ended March 31, 2025, because their effect would have been anti-dilutive.

21.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

Share-based payments expense	Three months ended March 31
	2026	2025
Stock options (note 21(a))	$434	$227

Restricted share units (note 21(b))	662	306

Deferred share units (note 21(c))	760	689

Performance share units (note 21(d))	2,530	2,096

Share based payments expense	$4,386	$3,318

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options

Stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

	Three months ended March 31
	2026		2025

Stock options outstanding	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding, January 1	2,079,955	C$ 7.55	3,570,471	C$ 4.95

Granted	333,940	19.17	361,355	13.10

Exercised	(25,837)	5.62	(1,436,533)	4.07

Expired, forfeited or cancelled	(10,098)	8.22	—	—

Outstanding, March 31	2,377,960	C$ 9.20	2,495,293	C$ 6.64

Vested, March 31	1,471,698	C$ 6.22	1,473,942	C$ 5.62

The stock options granted during the three months ended March 31, 2026 had a grant date fair value of C$2.8 million ($2.0 million) using the Black Scholes option pricing model with the following weighted average assumptions:

•	Share price at grant date ranging from C$19.13 to $22.37, expected volatility 48%, expected life - 5 years, risk free interest rates ranging from 3.0% to 3.2% and expected dividends – 0.4%.

Subsequent to the reporting period, 62,749 stock options were exercised, for gross proceeds to the Company of $0.3 million.

(b)	Restricted share units (“RSUs”)

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

Number of RSUs outstanding:	Three months ended March 31
	2026	2025

Outstanding, January 1	954,866	821,040

Awarded	222,350	383,066

Vested and settled	(261,785)	(98,271)

Forfeitures	(46)	(12,849)

Outstanding, March 31	915,385	1,092,986

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Number of RSUs outstanding:			Number vesting in the year

	Total	Vested but not issued	2025	2026	2027	2028	2029

Outstanding, March 31, 2025	1,092,986		376,470	352,266	254,228	110,022	—

Outstanding, March 31, 2026	915,385	261,216	—	77,385	319,213	183,731	73,840

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. All RSU’s outstanding were accounted for as equity-settled, as none were settled in cash.

We measured the fair value of our RSUs awarded during the year using the observable market price of our common shares on the measurement date. The weighted average price of RSUs awarded during the three months ended March 31, 2026 was C$19.14 (three months ended March 31, 2025 – C$13.11).

(c)	Deferred share units (“DSUs”)

DSUs are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

Number of DSUs outstanding:	Three months ended March 31
	2026	2025

Outstanding, January 1	824,477	894,903

Awarded and vested immediately	54,287	75,570

Outstanding, March 31	878,764	970,473

Vested, March 31	878,764	970,473

(d)	Performance share units (“PSUs”)

In March 2023, the Board of Directors approved a PSU plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We charge or credit to earnings at each reporting period the change in fair value of the PSU liability. This fair value is generally dependent on quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

We valued our PSU liabilities using a Monte Carlo model leading to a standard error of less than 1%. As at March 31, 2026, the PSU liability totaled $9.0 million of which $7.9 million was included in trade payables and accrued liabilities and $1.1 million was included in other long term liabilities (December 31, 2025 – $2.3 million included in trade payables and accrued liabilities and $4.2 million included in other long term liabilities).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

During the three months ended March 31, 2026, the Company awarded a total of 123,313 PSUs.

Number of PSUs outstanding:	Three months ended March 31

	2026	2025

Outstanding, January 1	683,513	522,876

Awarded during the period	123,313	160,637

Paid in cash during the period	—	—

Outstanding, March 31	806,826	683,513

Vested, March 31	198,920	—

Subsequent to the reporting period, 198,920 of PSUs were settled in cash, for a payment of $2.6 million.

(e)	Bonus shares

There are 500,000 common shares which were awarded to the non-executive Chairman of the Company as bonus shares, which vested on June 18, 2020. Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

22.	RELATED PARTY TRANSACTIONS

The Company’s related parties comprise key management personnel and, until December 5, 2025, Fairfax Financial Holdings Limited and its subsidiaries.

•

Key management personnel consist of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Sustainability Officer, the Senior Vice President, Exploration, and the members of the Company’s Board of Directors.

•

Fairfax Financial Holdings Limited, together with its subsidiaries (“Fairfax”), became a related party of the Company on February 28, 2025, when Fairfax acquired a portion of the Company’s convertible notes (note 15(b)) and related warrants (note 13(b)). Fairfax was considered to have significant influence over the Company from that date until December 5, 2025 as a result of its existing and exercisable potential voting rights. On December 5, 2025, Fairfax disposed of a number of shares such that its existing and exercisable potential voting rights no longer conferred significant influence over the Company. Accordingly, Fairfax ceased to be a related party from that date.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key management personnel

Compensation to key management personnel was as follows:

	Three months ended March 31

	2026	2025

Salaries and short-term incentives	$491	$2,276

Directors’ fees	169	142

Share based payments	1,123	944

	$1,783	$3,362

(b)	Transactions

During the three months ended March 31, 2025, the Company paid $0.6 million in interest on the convertible notes to Fairfax Financial Holdings Limited and its subsidiaries.

The Company had no other material transactions with related parties other than key management personnel during the three months ended March 31, 2026, and 2025.

(c)	Outstanding balances at the reporting date

Key management personnel estimated accrued short term incentive compensation totaled $2.6 million and is included in accrued liabilities (December 31, 2025 – $1.9 million). In addition, the Company has recognized an estimated long-term incentive compensation liability related to PSUs of $9.0 million (note 21(d)), of which $2.6 million was paid subsequent to the reporting period on April 15, 2026.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash

Cash consists of bank current accounts and cash on hand.

(b)	Changes in non-cash working capital

	Three months ended March 31

	2026	2025

Accounts receivable and prepaid expenses	$2,647	$(2,939)

Inventory	(11,727)	6,824

Value added taxes recoverable	(6,141)	(1,171)

Trade payables and accrued liabilities	24,122	7,521

Changes in non-cash working capital	$8,901	$10,235

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Non-cash investing and financing activities

	Three months ended March 31

	2026	2025

Financing activities

Stock options exercised, credited to share capital with an offset to reserves	$41	$1,734

Warrants exercised, credited to share capital with an offset to reserves and warrants liability	3,544	98

Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	1,693	440

Investing activities

Initial recognition of right of use assets, with an offset to lease obligation	6,186	197

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

24.	SEGMENT INFORMATION

(a)	Geographic segments

We conduct our activities in four geographic areas: Canada, Mexico, USA, Panama, and our corporate offices are in Canada.

(b)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions and assessing their performance.

The Company has five operating segments: (1) Musselwhite Mine, (2) the Camino Rojo Mine, (3) the Nevada projects, (4) the Cerro Quema project, and (5) the corporate office.

The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

Income (loss) for the period by segment

Three months ended March 31, 2026	Mussel- white Mine	Camino Rojo	South Carlin	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis
External revenue	$254,657	$88,390	$—	$—	$35,833	$378,880
Intersegment revenue	58,928	—	—	—	(58,928)	—
Operating costs	(73,417)	(21,990)	—	—	—	(95,407)
Royalties	(9,817)	(2,630)	—	—	—	(12,447)
Exploration and evaluation expenses	(1,076)	(907)	(2,757)	(1,181)	(111)	(6,032)
General and administrative expenses	—	—	—	—	(11,481)	(11,481)
Segment profit (loss) as provided to the CODM	229,275	62,863	(2,757)	(1,181)	(34,687)	253,513
Reconciling items to net income before tax expense
Depletion and depreciation						(47,728)
Interest income						3,834
Depreciation						(174)
Share based payments						(4,386)
Interest and accretion expense						(13,714)
Fair value adjustments on financial instruments						(46,650)
Foreign exchange and other gain (loss)						(1,080)
Income before tax expense, for the period						$143,615

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Three months ended March 31, 2025	Mussel- white Mine	Camino Rojo	South Carlin	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis
External revenue	$—	$93,054	$—	$—	$47,616	$140,670
Intersegment revenue	48,257	—	—	—	(48,257)	—
Operating costs	(27,289)	(20,983)	—	—	—	(48,272)
Royalties	(580)	(2,765)	—	—	—	(3,345)
Exploration and evaluation expenses	(225)	(1,534)	(3,542)	(3,443)	(135)	(8,879)
General and administrative expenses	—	—	—	—	(15,802)	(15,802)
Segment profit (loss) as provided to the CODM	20,163	67,772	(3,542)	(3,443)	(16,578)	64,372
Reconciling items to net income before tax expense
Depletion and depreciation						(16,799)
Interest income						1,825
Depreciation						(120)
Share based payments						(3,318)
Interest and accretion expense						(6,799)
Fair value adjustments on financial instruments						(80,725)
Foreign exchange and other gain (loss)						(2,443)
Loss before tax expense, for the period						$(44,007)

Assets by geographic segment

At March 31, 2026	Canada	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	$1,119,626	$180,096	$24,693	$—	$1,506	$1,325,921
Exploration and evaluation properties	—	—	171,948	10,000	—	181,948
Additions to non-current assets	38,112	1,646	14,190	—	8	53,956
Inventories	51,845	45,081	—	—	—	96,926
Total assets	1,389,512	422,389	198,448	10,851	86,243	2,107,443

At December 31, 2025	Canada	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	$1,123,187	$185,365	$10,594	$—	$1,593	$1,320,739
Exploration and evaluation properties	—	—	171,948	10,000	—	181,948
Additions to non-current assets	147,919	17,493	10,239	—	1,475	177,126
Inventories	43,482	42,236	—	—	—	85,718
Total assets	1,409,519	401,944	185,135	10,826	70,909	2,078,333

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

25.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets.

To support its capital management objectives, the Company has a planning, budgeting and forecasting process in place to ensure necessary liquidity to meet its operating and growth plans.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration, and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

26.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1. The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The carrying values of cash, accounts receivable, trade payables and accrued liabilities, and restricted cash approximate their fair values due to the short-term nature of the instruments.

At March 31, 2026, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	Amortized cost	$427,349	—	—	—
Accounts receivable	FVPTL	5,474	68	5,406	—
Restricted cash	Amortized cost	2,290	—	—	—
Derivative assets	FVTPL	33,000	—	33,000	—

Financial liabilities
Trade payables and accrued liabilities	Amortized cost	136,779	—	—	—
Credit facility	Amortized cost	149,243	—	150,000	—
Convertible notes	Amortized cost	156,830	—	157,000	—
Derivative liabilities (note 13)	FVTPL	228,843	—	228,843	—

At December 31, 2025, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	Amortized cost	$420,776	—	—	—
Accounts receivable	FVPTL	6,251	58	6,193	—
Restricted cash	Amortized cost	2,305	—	—	—
Derivative assets	FVTPL	32,000	—	32,000	—

Financial liabilities
Trade payables and accrued liabilities	Amortized cost	101,618	—	—	—
Credit facility	Amortized cost	184,144	—	185,000	—
Convertible notes	Amortized cost	171,591	—	175,000	—
Derivative liabilities (note 13)	FVTPL	200,137	—	200,137	—

The fair values of the Credit Facility and the convertible notes were determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk. The fair value of trade receivables from provisional invoices for concentrate sales is determined using quoted forward rates derived from observable market data based on the month of expected settlement.

The fair value of the Credit Facility at March 31, 2026 was estimated at $150.0 million using a discount rate of 7.5% (December 31, 2025 — $185.0 million using a discount rate of 7.4%).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The fair value of the convertible notes at March 31, 2026, was estimated at $157.0 million using a discount rate of 8.9% (December 31, 2025 —$175.0 million using a discount rate of 8.3%).

We determined that no transfers occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

27.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Musselwhite Mine, Camino Rojo and South Railroad. At March 31, 2026, these outstanding purchase orders and contracts totaled approximately $105.7 million (December 31, 2025 – $11.2 million).

The Company is committed to making severance payments totaling approximately $8.4 million (December 31, 2025 – $9.7 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)	Contingencies

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to tonnes of waste material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments related to previous periods in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

28.	INCOME TAXES

Tax expense consists of (i) current income tax on taxable income, (ii) Ontario mining tax, (iii) special mining duty (“SMD”) on income subject to SMD, and (iv) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (v) deferred income tax, (vi) deferred Ontario mining tax and (vii) deferred special mining duty.

	Three months ended March 31
	2026	2025

Current income tax	$55,263	$18,000

Mexican Special Mining Duty	5,358	5,405

Ontario Mining Tax	8,613	1,091

Withholding tax	—	1,513

Deferred income tax expense (recovery)	(345)	(618)

Deferred Mexican Special Mining Duty	(210)	(86)

Deferred Ontario Mining Tax	(469)	520

Tax expense	$68,210	$25,825

29.	EVENTS AFTER THE REPORTING PERIOD

(a)	Exercise of stock options

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of options (note 21(a)).

(b)	Settlement of PSUs

Subsequent to the reporting period, 198,920 of PSUs were settled in cash, for a payment of $2.6 million (note 21(d)).

(c)	Revolving facility principal payment

Subsequent to the reporting period, the Company made a principal repayment of $30 million on the Revolving Facility (note 15(a)).

SCHEDULE C

Unaudited Pro Forma Consolidated Financial Statements of the Company that give effect to the

Arrangement, comprising the Unaudited Pro Forma Consolidated Statement of Financial Position as at

March 31, 2026 and the Unaudited Pro Forma Consolidated Statements of Income (and pro forma earnings per share) for the year ended December 31, 2025 and for the three-month interim period ended

March 31, 2026

Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

Pro Forma Consolidated Statement of Financial Position

At March 31, 2026

(Expressed in thousands of United States dollars)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note		Pro Forma Total
Assets
Current assets
Cash and cash equivalents	$362,965	$427,349	$(73,226)	5	(c)	$717,088
Marketable securities	136,654	—	—			136,654
Trade and other receivables	61,149	29,235	—			90,384
Inventories	392,045	96,926	122,556	5	(g)	611,527
Prepaid expenses	33,474	6,954	—			40,428
Other current assets	2,022	33,000	(27,060)	5	(l)	7,962

	988,309	593,464	22,270			1,604,043
Restricted cash	9,727	—	—			9,727
Inventories	433,152	—	—			433,152
Mineral properties, plant and equipment	7,948,829	1,507,869	5,015,276	5	(d)	14,471,974
Other non-current assets	276,038	6,110	—			282,148

Total assets	$9,656,055	$2,107,443	$5,037,546			$16,801,044

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$335,525	$137,481	$(7,900)	5	(a)	$465,106
Income taxes payable	92,959	40,677	—			133,636
Current portion of loans and borrowings	29,080	20,000	—			49,080
Current portion of deferred revenue	101,779	129,215	98,975	5	(h)	329,969
Current portion of derivative liabilities	169,576	228,843	69,212	5	(i)	467,631
Other current liabilities	68,902	6,082	—			74,984

	797,821	562,298	160,287			1,520,406
Non-current liabilities
Loans and borrowings	585,649	286,073	(88,943)	5	(l)	782,779
Deferred revenue	166,284	141,932	61,429	5	(h)	369,645
Derivative liabilities	49,098	—	—			49,098
Reclamation and closure cost provisions	232,303	106,169	—	5	(k)	338,472
Deferred income tax liabilities	1,447,497	243,862	1,617,724	5	(e)	3,309,083
Other non-current liabilities	252,183	10,681	(1,100)	5	(a)	261,764

Total liabilities	3,530,835	1,351,015	1,749,397			6,631,247

Shareholders’ equity
Common shares	4,903,602	570,765	3,524,629	5	(f), (l)	8,998,996
Reserves	83,989	21,103	(12,920)	5	(f), (l)	92,172
Accumulated other comprehensive income	11,042	(3,830)	3,830	5	(f)	11,042
Retained earnings	1,126,587	168,390	(227,390)	5	(b), (f)	1,067,587

Total equity	6,125,220	756,428	3,288,149			10,169,797

Total liabilities and equity	$9,656,055	$2,107,443	$5,037,546			$16,801,044

Pro Forma Consolidated Statement of Income

For the three months ended March 31, 2026

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note		Pro Forma Total
Continuing operations
Revenue	$861,593	$378,880	$—			$1,240,473
Cost of sales
Operating expense	(310,901)	(107,854)	—			(418,755)
Depreciation and depletion	(111,936)	(47,728)	(88,053)	5(j	)	(247,717)

	(422,837)	(155,582)	(88,053)			(666,472)

Income from mine operations	438,756	223,298	(88,053)			574,001
Care and maintenance expense	(20,771)	—	—			(20,771)
Exploration and evaluation expense	(6,287)	(6,032)	—			(12,319)
General and administrative expense	(21,466)	(16,041)	—			(37,507)

Income from operations	390,232	201,225	(88,053)			503,404
Finance expense	(31,693)	(13,714)	2,790	5(l	)	(42,617)
Finance income	4,201	3,834	—			8,035
Other expense	(48,729)	(47,730)	50,122	5(i	)	(46,337)

Income before income taxes from continuing operations	314,011	143,615	(35,141)			422,485
Income tax expense	(126,841)	(68,210)	27,494	5(m	)	(167,557)

Net income from continuing operations	187,170	75,405	(7,647)			254,928

Discontinued operations
Net income from discontinued operations	122,941	—	—			122,941

Net income	$310,111	$75,405	$(7,647)			$377,869

Net income per share
Basic	$0.39	$0.22				$0.32
Diluted	$0.38	$0.20				$0.31
Net income per share - continuing operations
Basic	$0.24	$0.22				$0.22
Diluted	$0.23	$0.20				$0.21
Weighted average shares outstanding
Basic	788,596,532	344,189,610				1,166,400,456
Diluted	825,750,643	399,470,337				1,218,474,588

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2025

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

(Unaudited)

	Equinox Gold Corp. (Historical)	Orla Mining Ltd. Adjusted Note 2(b)	Pro Forma Transaction Accounting Adjustments	Note		Pro Forma Total
Continuing operations
Revenue	$1,817,195	$1,057,881	$—			$2,875,076
Cost of sales
Operating expense	(834,589)	(349,901)	(122,556)	5(g	)	(1,307,046)
Depreciation and depletion	(339,694)	(145,693)	(306,225)	5(j	)	(791,612)

	(1,174,283)	(495,594)	(428,781)			(2,098,658)

Income from mine operations	642,912	562,287	(428,781)			776,418
Care and maintenance expense	(94,991)	—	—			(94,991)
Exploration and evaluation expense	(10,884)	(43,343)	—			(54,227)
General and administrative expense	(104,698)	(56,107)	(59,000)	5(b	)	(219,805)

Income from operations	432,339	462,837	(487,781)			407,395
Finance expense	(179,288)	(55,483)	9,952	5(l	)	(224,819)
Finance income	10,946	8,322	—			19,268
Other expense	(132,630)	(154,629)	112,000	5(i	)	(175,259)

Income before income taxes from continuing operations	131,367	261,047	(365,829)			26,585
Income tax expense	(150,228)	(154,152)	139,452	5(m	)	(164,928)

Net income (loss) from continuing operations	(18,861)	106,895	(226,377)			(138,343)

Discontinued operations
Net income from discontinued operations	240,332	—	—			240,332

Net income	$221,471	$106,895	$(226,377)			$101,989

Net income per share
Basic	$0.35	$0.33				$0.10
Diluted	$0.35	$0.30				$0.10
Net income (loss) per share - continuing operations
Basic	$(0.03)	$0.33				$(0.14)
Diluted	$(0.03)	$0.30				$(0.14)
Weighted average shares outstanding
Basic	630,306,219	328,888,975				1,008,110,143
Diluted	630,306,219	351,883,212				1,027,565,273

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

1.	GENERAL INFORMATION

These unaudited pro forma consolidated financial statements as at and for the three months ended March 31, 2026 and for the year ended December 31, 2025 (the “Pro Forma Financial Statements”) of Equinox Gold Corp. (the “Company” or “Equinox Gold”) have been prepared for the purposes of inclusion in the Business Acquisition Report of the Company dated August 4, 2026.

Equinox Gold was incorporated under the Business Corporations Act (British Columbia) on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (the “TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada. Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.

Orla Mining Ltd. was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 and was continued into British Columbia under the Business Corporations Act (British Columbia) on June 3, 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) on April 21, 2015. On December 2, 2016, Orla was continued as a federal company under the Canada Business Corporations Act. Orla is listed on the TSX Canada under the symbol “OLA” and on the NYSE American Stock Exchange under the symbol “ORLA”. Orla’s registered office is located at Suite 2020, 666 Burrard Street, Vancouver, British Columbia, Canada. Orla is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and its material gold projects for the purpose of National Instrument 43-101 are the Musselwhite Mine in Ontario, Canada, the Camino Rojo gold and silver mine in Zacatecas State, Mexico, and the South Carlin Complex in Nevada, USA.

2.	BASIS OF PRESENTATION

a. Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at March 31, 2026, reflects assumptions and adjustments to give effect to the acquisition by Equinox Gold of all the issued and outstanding Orla shares (the “Transaction”), as further described in Note 3 below, as if it had occurred on March 31, 2026. Each of the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025 reflect assumptions and adjustments to give effect to the Transaction as if it had occurred on January 1, 2025.

These Pro Forma Financial Statements utilize accounting policies that are consistent with those disclosed in the audited consolidated financial statements of the Company for the year ended December 31, 2025, which were prepared in accordance with recognition and measurement principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In preparing the Pro Forma Financial Statements, a review was undertaken to identify accounting policy differences between the accounting policies used by Equinox Gold and those of Orla. The review of the material accounting policies of the Company and Orla was necessary to ensure comparability in the Pro Forma Financial Statements. Based on our review, we believe the material accounting policies of Orla conform, in all material aspects, to those of Equinox Gold.

It is management’s opinion that the Pro Forma Financial Statements include all adjustments necessary for the fair presentation, in all material respects, of the Pro Forma Financial Statements as if the Transaction had occurred as of March 31, 2026 for the unaudited pro forma consolidated statement of financial position and as if the Transaction had occurred as of January 1, 2025 for each of the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025. The adjustments and assumptions required to reflect the transactions as of the applicable dates are described in Note 5. In preparing the Pro Forma Financial Statements, no adjustments were made to reflect operating synergies, efficiencies or other restructuring, or to include any integration costs that may result from the Transaction. The Pro Forma Financial Statements are based on estimates and assumptions set forth in the accompanying notes. The Pro Forma Financial Statements are being furnished solely for information purposes and are not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor are they indicative of future results that may occur.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

a. Basis of Presentation (Continued)

The unaudited pro forma consolidated statements of financial position of the Company as at March 31, 2026 and the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 have been prepared using the following:

•	The unaudited condensed consolidated interim financial statements of Equinox Gold for the three months ended March 31, 2026 and 2025.

•	The unaudited condensed interim consolidated financial statements of Orla for the three months ended March 31, 2026 and 2025.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2025 has been prepared using the following:

•	The audited consolidated financial statements of Equinox Gold for the year ended December 31, 2025 and 2024.

•	The audited consolidated financial statements of Orla for the year ended December 31, 2025 and 2024.

The Pro Forma Financial Statements were prepared using other supplementary information as was considered necessary to reflect the Transaction in the Pro Forma Financial Statements.

b. Presentation Adjustments

For purposes of preparing the unaudited pro forma consolidated statement of financial position as at March 31, 2026, and the unaudited pro forma consolidated statement of income for the three months ended March 31, 2026 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2025, the Company has made certain reclassifications to conform to the presentation adopted by the Company.

	$		$		$
Orla Mining Ltd. Statement of Financial Position as at March 31, 2026
	Orla Mining Ltd. Historical		Presentation Adjustments		Orla Mining Ltd. Adjusted
Assets
Current assets
Cash		$427,349		$—		$427,349
Trade and other receivables		6,351		22,884		29,235
Value added taxes recoverable		22,884		(22,884)		—
Inventory		96,926		—		96,926
Prepaid expenses		6,954		—		6,954
Derivative assets		33,000		(33,000)		—
Other current assets		—		33,000		33,000

		593,464		—		593,464
Non-current assets
Mineral properties, plant and equipment		—		1,507,869		1,507,869
Property, plant and equipment		1,325,921		(1,325,921)		—
Exploration and evaluation properties		181,948		(181,948)		—
Other non-current assets		6,110		—		6,110

Total assets		$2,107,443		$—		$2,107,443

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b. Presentation Adjustments (Continued)

	$		$		$
Liabilities and Equity
Current liabilities
Trade payable and accrued liabilities		$143,563		$(6,082)		$137,481
Income taxes payable		40,677		—		40,677
Current portion of long term debt		20,000		—		20,000
Deferred revenue		129,215		—		129,215
Derivative liabilities		228,843		—		228,843
Other current liabilities		—		6,082		6,082

		562,298		—		562,298
Non-current liabilities
Long term debt		286,073		—		286,073
Deferred revenue		141,932		—		141,932
Derivative liabilities		—		—		—
Site closure provisions		106,169		—		106,169
Deferred tax liabilities		243,862		—		243,862
Lease obligations		9,134		(9,134)		—
Other long-term liabilities		1,547		9,134		10,681

Total liabilities		1,351,015		—		1,351,015

Shareholders’ equity
Share capital		570,765		—		570,765
Reserves		21,103		—		21,103
Accumulated other comprehensive loss		(3,830)		—		(3,830)
Retained earnings		168,390		—		168,390

Total shareholders’ equity		756,428		—		756,428

Total liabilities and shareholders’ equity		$2,107,443		$—		$2,107,443

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b. Presentation Adjustments (Continued)

	$		$		$
Orla Mining Ltd. Statement of Income for the three months ended March 31, 2026
	Orla Mining Ltd. Historical		Presentation Adjustments		Orla Mining Ltd. Adjusted
Revenue		$378,880		$—		$378,880
Cost of sales
Operating costs		(95,407)		(12,447)		(107,854)
Depletion and depreciation		(47,728)		—		(47,728)
Royalties		(12,447)		12,447		—

		(155,582)		—		(155,582)

Earnings from mining operations		223,298		—		223,298
Exploration and evaluation		(6,032)		—		(6,032)
General and administrative expenses		(11,481)		(4,560)		(16,041)
Other
Interest income		3,834		(3,834)		—
Depreciation		(174)		174		—
Share based payments		(4,386)		4,386		—
Interest and accretion expense		(13,714)		13,714		—
Fair value adjustments on financial instruments		(46,650)		46,650		—
Foreign exchange gain (loss)		134		(134)		—
Other gains (losses)		(1,214)		1,214		—

Income before taxes		143,615		57,610		201,225
Finance expense		—		(13,714)		(13,714)
Finance income		—		3,834		3,834
Other expense		—		(47,730)		(47,730)

Income before taxes		143,615		—		143,615
Income taxes		(68,210)		—		(68,210)

Income for the period		$75,405		$—		$75,405

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

b. Presentation Adjustments (Continued)

	$		$		$
Orla Mining Ltd. Statement of Income for the year ended December 31, 2025
	Orla Mining Ltd. Historical		Presentation Adjustments		Orla Mining Ltd. Adjusted
Revenue		$1,057,881		$—		$1,057,881
Cost of sales
Operating costs		(319,171)		(30,730)		(349,901)
Depletion and depreciation		(145,693)		—		(145,693)
Royalties		(30,730)		30,730		—

		(495,594)		—		(495,594)

Earnings from mining operations		562,287		—		562,287
Exploration and evaluation		(43,343)		—		(43,343)
General and administrative expenses		(46,089)		(10,018)		(56,107)
Other
Interest income		8,322		(8,322)		—
Depreciation		(542)		542		—
Share based payments		(9,476)		9,476		—
Interest and accretion expense		(55,483)		55,483		—
Fair value gain (loss) on financial instruments		(145,735)		145,735		—
Foreign exchange gain (loss)		(8,537)		8,537		—
Other gains (losses)		(357)		357		—

Income before taxes		261,047		201,790		462,837
Finance expense		—		(55,483)		(55,483)
Finance income		—		8,322		8,322
Other expense		—		(154,629)		(154,629)

Income before taxes		261,047		—		261,047
Income taxes		(154,152)		—		(154,152)

Income for the year		$106,895		$—		$106,895

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

3.	Transaction Description

Equinox Gold and Orla entered into a definitive arrangement agreement (the “Arrangement Agreement”) on May 12, 2026, pursuant to which, among other things, Equinox Gold agreed to acquire all of the issued and outstanding common shares of Orla pursuant to a court-approved plan of arrangement (the “Transaction”). The combined company will continue under the name “Equinox Gold Corp.”

Under the terms of the Arrangement Agreement, Orla shareholders will receive 1.00 Equinox Gold common share (the “Exchange Ratio”) and a nominal cash payment of $0.0001 for each Orla common share held immediately prior to the effective time of the Transaction (the “Effective Time”). Closing of the Transaction is subject to approval by the shareholders of the Company and Orla, applicable regulatory approvals and other customary closing conditions. Upon completion of the Transaction, existing Equinox shareholders and former Orla shareholders are expected to own approximately 67% and 33% of the outstanding shares of the combined company, respectively, on a fully diluted in-the-money basis based on the number of issued and outstanding securities of the Company and Orla as of the date of the Arrangement Agreement.

Accounting Treatment for the Transaction

For purposes of the Pro Forma Financial Statements, the Company has assumed that Orla constitutes a business and has accounted for the Transaction as a business combination under IFRS 3, Business Combinations, with Equinox Gold assumed to be the acquirer. Under IFRS 3, the purchase price is allocated to the respective net assets acquired based on their fair values, and a determination is made as to whether any goodwill results from the transaction.

Equinox Gold has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Orla assets to be acquired and liabilities to be assumed. A final determination of the fair value of Orla’s assets and liabilities will be based on the actual assets and liabilities of Orla that exist as of the closing date of the Transaction and, therefore, cannot be made prior to such acquisition date. In addition, the value of the consideration to be paid by Equinox Gold upon the consummation of the Transaction will be determined based on the closing price of Equinox Gold’s common shares on the acquisition date. As a result of the foregoing, the purchase price adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary purchase price adjustments have been made solely for the purpose of providing the Pro Forma Financial Statements to help shareholders better understand the potential financial effect of the Transaction. Until the Transaction is completed, both Equinox Gold and Orla are limited in their ability to share certain financial information. Upon completion of the Transaction, a final determination of the fair value of Orla’s assets and liabilities will be performed. The final accounting for the Transaction may be materially different from that reflected in the Pro Forma Financial Statements.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

4.	Pro-forma Purchase Consideration and assumed purchase price allocation

The total preliminary estimated purchase price of approximately $4,103,615 was determined based on Equinox Gold’s number of common shares to be issued to Orla shareholders in exchange for Orla’s issued and outstanding common stock at March 31, 2026, adjusted for the additional shares to be issued on the settlement of certain share-based payments and the conversion of certain of Orla’s convertible notes summarized below and Equinox Gold’s closing share price on June 8, 2026.

Restricted share units (“RSUs”) and deferred share units (“DSUs”) of Orla (whether vested or unvested) outstanding immediately prior to the Effective Time will immediately vest and will be settled immediately prior to the Transaction into Orla shares and the holders thereof will receive the number of Equinox Gold common shares and nominal cash consideration to which they are entitled for such Orla common shares under the Transaction based on the Exchange Ratio. Performance share units (“PSUs”) outstanding immediately prior to the Effective Time will (whether vested or unvested) immediately vest and will be exchanged for a cash payment deemed at 100% of the “Performance Percentage” as defined in Orla’s PSU Plan.

The stock options (“Options”) (whether vested or unvested) outstanding immediately prior to the Effective Time will fully vest, and shall remain outstanding in accordance with the terms of Orla’s Option Plan, and following the Effective Time, upon exercise of an Option, such Option will entitle the holder to receive, pursuant to the terms of the Option and in accordance with the terms of Orla’s Option Plan, Equinox Gold shares as adjusted in number and exercise price to reflect the Exchange Ratio.

In preparing the Pro Forma Financial Statements, in-the-money Options have been assumed to be exercised into Orla common shares prior to the effective time of the Arrangement Agreement. Accordingly, these will be included in the purchase consideration. The out-of-the-money Options have been assumed not to be exercised. As mentioned above, all Options will vest immediately and no additional service is required. Accordingly, the fair value of the out-of-the-money Options will be included in the purchase consideration as it all relates to pre-combination services.

On June 8, 2026, holders of Orla’s convertible notes converted a total of $164,000 of the outstanding principal balance into 29,063,287 Orla common shares. These shares will entitle the holders to receive Equinox Gold common shares and nominal cash consideration under the Transaction based on the Exchange Ratio. For purposes of the pro-forma statement of financial position as at March 31, 2026 and the pro forma statements of income (loss) for the year ended December 31, 2025 and March 31, 2026, the convertible notes are assumed to have been converted on March 31, 2026 and January 1, 2025, respectively.

Pro-forma Purchase Consideration

Orla outstanding common shares as at March 31, 2026	345,927,000
RSUs settled in common shares	457,693
DSUs settled in common shares	439,382
Conversion of convertible notes into common shares	29,063,287
In-the-money Options converted into common shares	1,916,562

Total Orla outstanding common shares to be exchanged	377,803,924
Exchange Ratio	1.00
Total Equinox Gold common shares to be issued	377,803,924
Equinox gold price per share as of June 8, 2026	$10.84

Total equity consideration	$4,095,394
Cash paid per Orla common share	$0.0001

Total cash consideration	$38
Other consideration	$8,183

Total purchase consideration	$4,103,615

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

4.	Pro-forma Purchase Consideration (Continued)

Pro-forma Purchase Price Allocation

The table below summarizes the proforma allocation of the purchase price to the assets acquired and the liabilities assumed for the purposes of the Pro Forma Financial Statements as if the Transaction had occurred on March 31, 2026.

Identifiable net assets acquired at fair value:	Note
Cash	5(a), (c	)	$413,161
Trade and other receivables			29,235
Derivative assets	5(l	)	5,940
Inventories	5(g	)	219,482
Prepaid expenses			6,954
Mineral properties, plant and equipment	5(d	)	6,523,145
Other non-current assets			6,110
Accounts payables and accrued liabilities	5(a	)	(129,581)
Current portion of derivative liabilities	5(i	)	(298,055)
Current portion of loans and borrowings			(20,000)
Current portion of deferred revenue	5(h	)	(228,190)
Other current liabilities			(6,082)
Income taxes payable			(40,677)
Loans and borrowings	5(l	)	(197,130)
Deferred revenue	5(h	)	(203,361)
Reclamation and closure cost provisions	5(k	)	(106,169)
Other non-current liabilities	5(a	)	(9,581)
Deferred income tax liabilities	5(e	)	(1,861,586)

Identifiable net assets acquired			$4,103,615

Total purchase consideration			$4,103,615

5.	Pro Forma Assumptions and Adjustments

The following pro forma adjustments have been prepared using available information and assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in these Pro Forma Financial Statements are as follows:

(a) Settlement of PSU liability

The Orla PSUs will be settled in cash prior to the closing of the Transaction in accordance with the terms of the Arrangement Agreement. The adjustment reflects the derecognition of the PSU liability with a corresponding decrease in cash of $9,000.

(b) Transaction costs

Total estimated transaction costs incurred by Equinox Gold of $59,000 have been recognized as an expense in the pro forma consolidated statement of income for the year ended December 31, 2025. Transaction costs consist primarily of change of control costs, due diligence costs, and investment bank advisory costs.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

5.	Pro Forma Assumptions and Adjustments (Continued)

(c) Cash and cash equivalents

The adjustment of $73,226 reflects (i) the nominal cash consideration of $38 paid to Orla shareholders at $0.0001 per share, (ii) the cash settlement of Orla’s PSUs of $9,000, (iii) the payment of estimated transaction costs of $59,000, and (iv) the payment of Orla’s quarterly cash dividend of $5,188, which was declared on May 11, 2026 and paid on June 9, 2026.

(d) Mineral properties, plant and equipment

In preparing the Pro Forma Financial Statements, any excess of the purchase consideration over the estimated fair value of Orla’s identifiable net assets has been assumed to be attributable to the fair value of Orla’s mineral properties, plant, and equipment. Upon completion of Equinox Gold’s valuation of mineral properties, plant, and equipment, such excess, if any, will be reclassified to goodwill. For the purpose of the Pro Forma Financial Statements, we assumed that the fair value of plant and equipment was equal to carrying value and that the entire fair value adjustment is assumed to be allocated to mineral properties.

No allocation of fair value between mineral property interest or plant and equipment has been made for the purposes of the Pro Forma Financial Statements.

(e) Deferred tax liabilities

The adjustment reflects the estimated deferred tax impact of the fair value adjustment on Orla’s identifiable net assets as part of the Transaction. The tax rates applied were 28.19% for Canada, 35.95% for Mexico, and 24.95% for the United States. These rates represent the combined federal and state/provincial tax rates in those jurisdictions. The deferred tax liability adjustments are $41,236 related to inventory and $1,576,488 related to mineral properties, plant, and equipment.

(f) Shareholders’ equity

This adjustment reflects a net increase in equity of $3,288,149 to reflect the issuance of Equinox Gold common shares under the Transaction, and to eliminate Orla common shares, reserves, accumulated other comprehensive income and retained earnings.

(g) Inventory

The acquisition date fair value of production inventory has been estimated based on the expected selling price at spot commodity prices as at March 31, 2026, less estimated costs to complete and a reasonable profit allowance for the selling effort, in accordance with IFRS 13—Fair Value Measurement. The fair value adjustment of $122,556 is a non-recurring adjustment specific to the inventory on hand at the acquisition date. As production inventory typically turns over within one to two quarters, and each of the unaudited pro forma consolidated statements of income assume the Transaction closed on January 1, 2025, the entire stepped-up inventory balance would have been sold during the year ended December 31, 2025. Accordingly, the full fair value adjustment of $122,556 has been included as an increase to cost of sales (operating expense) in the unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2025. No corresponding adjustment has been made to cost of sales for the three months ended March 31, 2026, as the stepped-up inventory would have been fully realized in cost of sales during the prior annual period. This adjustment is directly attributable to the Transaction and is non-recurring in nature, as it relates solely to the revaluation of inventory on hand at the acquisition date and will not have a continuing impact on the combined entity.

(h) Deferred revenue

Orla’s deferred revenue of $271,147, comprising $129,215 classified as current and $141,932 classified as non-current, primarily relates to a silver purchase agreement on the potential South Railroad mine and a gold prepay facility settled through gold deliveries from Orla’s operations. The fair value of the gold prepay has been estimated based on the expected remaining ounces of gold to be delivered as at March 31, 2026 and the future gold price curve as at March 31, 2026. For the purposes of the Pro Forma Financial Statements, no fair value adjustment has been reflected for the silver stream because there has been no change to the contractual terms and the value of the silver stream is not material.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

5.	Pro Forma Assumptions and Adjustments (Continued)

(i) Current portion of derivative liabilities

This adjustment reflects the reclassification of Orla’s equity-classified warrants to liabilities, as the exercise price is denominated in Canadian dollars while Equinox Gold’s functional currency is the U.S. dollar. Additionally, the impact on the statements of income for the three months ended March 31, 2026 and the year ended December 31, 2025, is the reversal of the fair value loss of $50,122 and $112,000 respectively, on Orla’s original warrant liabilities classified within derivative liability under the assumption the Equinox Gold share price remains constant at the acquisition price for the purposes of the Pro Forma Financial Statements.

(j) Depreciation and depletion

The adjustments of $88,053 and $306,225 for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively, represent the additional depletion on the fair value of mineral properties, plant and equipment allocated to the Musselwhite and Camino Rojo mines as described in Note 5(d). The additional depletion was calculated using the unit-of-production method based on ounces produced for the respective periods relative to recoverable ounces in the life-of-mine plan for each property for the respective periods.

(k) Reclamation and closure cost provision

No pro forma adjustment has been recorded for Orla’s reclamation and closure cost provision, as the adjustment to fair value using a credit-adjusted discount rate is not material.

(l) Convertible Notes

The adjustment reflects the fair value adjustment to the convertible notes and the conversion of a portion of the convertible notes, of which $164,000 of the outstanding principal balance was converted into 29,063,287 Orla common shares. The carrying value of the debt component approximates its fair value of $156,830, and the assumed fair value of the equity conversion feature was determined using a Black-Scholes model with Equinox Gold’s inputs. For the purpose of the Pro Forma Financial Statements, management have assumed that the change of control clause for the convertible note will not be triggered by the holders. The impact of the partial conversion of the convertible notes on the unaudited pro forma consolidated statement of financial position as at March 31, 2026 is reflected as a reduction to the derivative asset, the carrying value of the convertible note, and the equity component of the convertible note, based on the percentage of the total outstanding principal balance settled, and an increase in share capital for the Orla common shares issued. The conversion impact on the unaudited pro forma consolidated statements of income (loss) for the three months ended March 31, 2026 and the year ended December 31, 2025 is a reduction in interest and accretion expense, within finance expenses, of $2,790 and $9,952, respectively.

(m) Income tax recovery

The adjustments of $27,494 and $139,452 for the three months ended March 31, 2026, and the year ended December 31, 2025, respectively, reflect the deferred income tax recovery related to additional depletion for each period, as well as the inventory adjustment for the year ended December 31, 2025.

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2026 and for the year ended December 31, 2025

(Expressed in thousands of United States dollars, unless otherwise noted)

(Unaudited)

6.	Pro Forma Income (Loss) Per Share

	For the three months ended March 31, 2026	For the year ended December 31, 2025
Net income - basic	$377,869	$101,989
Net income (loss) from continuing operations - basic	$254,928	$(138,343)

Dilutive warrants	(2,619)	—
Dilutive convertible notes	3,863	—
Dilutive Orla convertible notes	612	—
Net income - diluted	$379,725	$101,989
Net income (loss) from continuing operations - diluted	$256,784	$(138,343)

Basic weighted average number of shares
Outstanding Equinox Gold common shares	788,596,532	630,306,219
Equity consideration	377,803,924	377,803,924

Weighted average number of shares outstanding - basic	1,166,400,456	1,008,110,143

Add:
Equinox Gold - Warrants	1,852,120	—
Equinox Gold - Restricted Share Units	2,163,210	2,691,886
Equinox Gold - Stock options	5,756,390	3,451,250
Equinox Gold - Convertible notes	27,382,391	—
Orla - Convertible debt	3,083,706	—
Orla - Liability warrants	11,836,315	13,311,994

Weighted average number of shares outstanding - diluted	1,218,474,588	1,027,565,273
Pro forma basic earnings per share	$0.32	$0.10
Pro forma diluted earnings per share	$0.31	$0.10
Continuing operations Pro forma basic earnings (loss) per share	$0.22	$(0.14)
Pro forma diluted earnings (loss) per share	$0.21	$(0.14)

As the pro forma income (loss) for continuing operations is in a loss position for the year ended December 31, 2025, the restricted share units, stock options, and convertible notes are considered anti-dilutive.